SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Rule 13e-3 Transaction Statement
   (Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                           (ss.240.13e-3) thereunder)
                                [Amendment No. 1]

                                  Besicorp Ltd.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

         Besicorp Ltd., Besicorp Holdings, Inc., Besi Acquisition Corp.,
           Avalon Ventures, LLC, Avalon Funding, LLC, Michael F. Zinn
--------------------------------------------------------------------------------
                       (Name of Person(s) Filing Statement

                     Common Stock, par value $.01 per share
     ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204498111
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Besicorp Ltd.
   c/o Robinson Brog Leinwand Greene Genovese & Gluck P.C., 1345 Avenue of the Americas, New York, New York 10105, Attn: A. Mitchell Greene, Esq.,
   (212) 603-6399

     Besicorp Holdings, Inc., Besi Acquisition Corp., Avalon Ventures, LLC, Avalon Funding, LLC and Michael Zinn
     c/o Zeichner Ellman & Krause, 757 Lexington Avenue, New York, New York 10022, Attn: William J. Poltarak, Esq., (212) 223-0400
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1]. Regulation 14C [17CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Calculation of Filing Fee

         Transaction                            Amount of filing fee
         valuation *                            $917.44
         $4,587,215

         * Set forth the amount on which the filing fee is calculated and state how it was determined. The value of the transaction is $4,587,215, calculated as follows: the Cash Merger Consideration for the 77,915 shares of Besicorp Ltd. Common Stock to be acquired by the Buyer (i.e., all of the shares of Besicorp's common stock excluding the 57,967 shares of Common Stock owned as of the Record Date (as defined in the Revised Preliminary Proxy Materials (the "Materials") filed contemporaneously herewith by the Buyer)) equals the aggregate cash merger consideration of $8,000,000 divided by 135,882 (the Total Shares (as defined in the Materials)) multiplied by 77,915. No value is ascribed to the Combined Deferred Payment Rights, as such term is defined in the Materials.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $917.93

Form or Registration No.:      SCHEDULE 14A - PRELIMINARY PROXY STATEMENT

Filing Party: Besicorp Ltd.

Date Filed:   December 6, 1999

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

                              CROSS REFERENCE SHEET


         This Rule 13e-3 Transaction Statement is being filed by Besicorp Ltd. ("Besicorp"), Besicorp Holdings, Ltd., a New York corporation ("Parent"), Besi Acquisition Corp. ("Acquisition Corp."), a New York corporation and a wholly-owned subsidiary of Parent, Avalon Ventures, LLC, a Virginia limited liability company ("Avalon"), which owns (as of the Record Date) 94.5% of the outstanding capital stock of the Parent, Avalon Funding, LLC, a Delaware limited liability company, and Michael F. Zinn, in connection with the Amended and Restated Agreement and Plan of Merger dated as of November 24, 1999 (the "Plan of Merger") by and between Parent, Acquisition Corp. and Besicorp pursuant to which all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of Besicorp (other than shares of Common Stock owned by Buyer and Dissenters and shares for which Substitute Restricted Shares are issued), will be acquired by virtue of the Merger for cash of at least $58.87 per share and a Combined Deferred Payment Right upon the terms and subject to the conditions set forth therein. Capitalized terms used without being defined herein shall have the meanings ascribed by the Proxy Statement (as defined).

         The following Cross Reference Sheet shows the location in the revised preliminary proxy statement (the "Proxy Statement") filed with the Securities and Exchange Commission concurrently herewith of items required by Schedule 13E-3. The information contained in the section of the Proxy Statement identified below is incorporated herein by this reference.

Item 1.   Issuer and Class of Security Subject to the Transaction.

(a)      Proxy Statement Cover Page and "Summary - The Parties"

(b) Proxy Statement Cover Page, "Summary - Record Date; Quorum; Vote Required", "Voting at the Special Meeting - Record Date; Vote Required" and "Market Information Regarding Besicorp Common Stock"

(c)      Proxy Statement Cover Page, "Summary - Trading Market  for  and  Market
         Price of  Besicorp  Common  Stock" and "Market  Information   Regarding
         Besicorp Common Stock"

(d) " Plan of Merger - Certain Covenants" and "Market Information Regarding Besicorp Common Stock"

(e)      Not Applicable

(f)      Not Applicable

Item 2.           Identity and Background.

(a) "Summary - The Parties", "Information Regarding Parent and Acquisition Corp." and Appendix 1.

(b) "Summary - The Parties", "Information Regarding Parent and Acquisition Corp." and Appendix 1.

(c)      Proxy  Statement  Cover  Page,  "Summary  -  The  Parties"  "Summary  -
         Background   of  the  Merger",   "Information   Regarding   Parent  and
         Acquisition Corp." and Appendix 1.

(d)      Proxy  Statement  Cover  Page,  "Summary  -  The  Parties"  "Summary  -
         Background   of  the  Merger",   "Information   Regarding   Parent  and
         Acquisition Corp." and Appendix 1.

(e)      "Business of Besicorp - Legal Proceedings"

(f)      "Business of Besicorp - Legal Proceedings"

(g)      "Information Regarding Parent and Acquisition Corp."



Item 3.   Past Contracts, Transactions or Negotiations.

(a)(1)   "Business of Besicorp - Certain Related Party Transactions"

(a)(2) "Summary - Background of the Merger" and "Factors to be Considered - Purposes, Effects and Background of the Merger"

(b) "Summary - Background of the Merger" and "Factors to be Considered - Purposes, Effects and Background of the Merger"


Item 4.    Terms of the Transaction.

(a) "Summary - The Merger Consideration" "Summary - Conditions to the Merger", "Summary - Termination", "Summary - Effective Date; Cancellation of Stock Certificates; and Receipt of Merger Consideration"; "Summary - Dissenter's Rights"; "Voting at the Special Meeting - Record Date; Vote Required"; "Voting at the Special Meeting - Rights of Dissenting Shareholders"; "Factors to be Considered - Certain Effects of the Merger",
                                        2

         "Factors to be Considered - Regulatory and Other Approvals"; "Plan of Merger", "Indemnification Agreement" and Escrow Agreement"

(b) "Summary - Interests of Executive Officers and Directors in the Merger" , "Summary - The Merger Consideration", "Summary - Record Date; Vote Required", "Summary - Dissenters' Rights", "Summary - Material Federal Income Taxes", "Voting at the Special Meeting - Record Date; Vote Required", "Voting at the Special Meeting - Rights of Dissenting Shareholders", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Interests of
         Executive Officers and Directors in the Merger", "Factors to be Considered - Certain Effects of the Merger", "Factors to be Considered
         - Material Federal Income Taxes", "Plan of Merger -The Merger", "Plan of Merger - Merger Consideration", "Escrow Agreement" and "Indemnification Agreement"

Item 5.   Plans or Proposals of the Issuer or Affiliate.

(a)-(g)  "Information Regarding Parent and Acquisition Corp."



Item 6.    Source and Amounts of Funds or Other Consideration.

(a) "Summary - Merger Consideration", "Factors to be Considered - Certain Effects of the Merger", "Plan of Merger - Merger Consideration - Combined Deferred Payment Right" and "Information Regarding Parent and Acquisition Corp."

(b) "Information Regarding Parent and Acquisition Corp. and "Sources and Uses of Funds"

(c)      "Information Regarding Parent and Acquisition Corp."

(d)      Not Applicable



Item 7.    Purposes(s), Alternatives, Reasons and Effects.

(a) "Summary - Background of the Merger", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger", "Factors to be Considered - Recommendation of the Buyer; Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(b) "Summary - Background of the Merger", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors", "Factors to be Considered Recommendation of the Buyer; Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(c) "Summary - Background of the Merger", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors", "Factors to be Considered Recommendation of the Buyer; Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(d) Proxy Statement Cover Page, "Summary - The Merger Consideration", "Summary - Interests of Executive Officers and Directors in the Merger" , "Summary - Effective Date; Cancellation of Stock Certificates; and Receipt of Merger Consideration", "Summary - Dissenters' Rights", "Summary - Material Federal Income Tax Consequences", "Voting at the Special Meeting - Rights of Dissenting Shareholders", "Factors to be Considered - Interests of Executive Officers and Directors in the Merger", "Factors to be Considered - Certain Effects of the Merger" and "Factors to be Considered - Material Federal Income Tax Consequences", "Plan of Merger" and "Selected Historical and Pro Forma Financial Data"


Item 8.   Fairness of the Transaction.

(a) "Summary - Recommendation of Besicorp's Board of Directors and the Special Committee", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger", "Factors to be Considered Recommendation of the Buyer;
         Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(b) "Summary - Recommendation of Besicorp's Board of Directors and the Special Committee", "Factors to be Considered - Purposes, Effects and Background of the Merger", "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger", "Factors to be Considered Recommendation of the Buyer;
         Fairness of the Merger" and "Information Regarding Parent and Acquisition Corp."

(c) "Summary - Record Date; Quorum; Vote Required", and "Voting at the Special Meeting Record Date; Vote Required"

(d) "Factors to be Considered - Purposes, Effects and Background of the Merger" and "Factors to be Considered - Opinion of Financial Advisor"

(e) "Summary - Recommendation of Besicorp's Board of Directors and the Special Committee", and "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger"

(f) "Factors to be Considered - Purposes, Effects and Background of the Merger" and "Factors to be Considered - Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger"



Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

(a)      "Summary - Opinion of Financial  Advisor" and "Factors to be Considered
         - Opinion of Financial Advisor" and "Factors to be Considered - Reports of Commercial Associates"

(b)      "Summary - Opinion of Financial  Advisor" and "Factors to be Considered
         - Opinion of Financial Advisor" and "Factors to be Considered - Reports of Commercial Associates"

(c) "Additional Information". The Fairness Opinion is annexed to the Proxy Statement as Annex B



Item 10.   Interest in Securities of the Issuer.

(a) "Summary - Record Date; Quorum; Vote Required", "Voting at the Special Meeting Record Date; Vote Required", "Business of the Company - Security Ownership of Certain Beneficial Owners and Management" and "Information Regarding the Parent and Acquisition Corp."

(b)      Not applicable



Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

"Summary - Record Date; Quorum; Vote Required", "Summary - Interests of Executive Officers and Directors in the Merger", "Voting at the Special Meeting
- Record Date; Vote Required", "Factors to be Considered - Interests of Executive Officers and Directors in the Merger", "Plan of

Merger", "Business - Security Ownership of Certain Beneficial Owners and Management" and "Information Regarding Parent and Acquisition Corp."



Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) "Summary - Record Date; Quorum; Vote Required", "Voting at the Special Meeting Record Date; Vote Required", "Factors to be Considered - Recommendation of the Buyer: Fairness of the Merger" and "Information Regarding the Parent and Acquisition Corp."

(b) "Factors to be Considered - Recommendation of the Buyer: Fairness of the Merger" and "Information Regarding the Parent and Acquisition Corp."



Item 13.          Other Provisions of the Transaction.

(a) "Summary - Dissenters' Rights," "Voting at the Special Meeting - Rights of Dissenting Shareholders", "Additional Information" and Annex C to the Proxy Statement.

(b)      Not applicable

(c)      Not applicable



Item 14.          Financial Information.

(a)(1)   Consolidated Financial Statements of Besicorp

(a)(2)   Consolidated Financial Statements of Besicorp

(a)(3)   Not Applicable

(a)(4)   "Selected Historical and Pro Forma Financial Data"

(b)(1)   "Selected Historical and Pro Forma Financial Data"

(b)(2)   "Selected Historical and Pro Forma Financial Data"

(b)(3)   "Selected Historical and Pro Forma Financial Data"

Item 15.          Persons and Assets Employed, Retained or Utilized.

(a)      Proxy statement cover page and "Sources and Uses of Funds"

(b)      Not Applicable



Item 16.          Additional Information.

                  Not Applicable



Item 17.          Material to be filed as Exhibits.

(a)      The HSBC Credit Facility is annexed hereto as Exhibit 17(a)(1)

(b) The Fairness Opinion is annexed as Annex B to the Proxy Statement. The report of Josephthal is annexed hereto as Exhibit 17(b)(1). The reports of Commercial Associates dated August 18, 1999 are annexed hereto as
         Exhibit 17(b)(2).

(c)      Not Applicable

(d)      Not Applicable

(e) "Summary - Dissenters' Rights," "Voting at the Special Meeting - Rights of Dissenting Shareholders" and Annex C to the Proxy Statement.

(f)      Not applicable

                                                               EXHIBIT 17 (a)(1)
HSBC [LOGO]

January 3, 2000

Mr. Michael F. Zinn
Avalon Funding LLC
1151 Flatbush Road
Kingston, NY 12401-7011

Dear Michael:

We are prepared to make a credit facility available to you substantially according to the terms and conditions outlined below:

Borrower                      Avalon Funding LLC ("Borrower")

Lender                        HSBC Bank USA ("Bank")

Amount Line of credit ("Line of Credit") in the maximum principal amount of $10,000,000.00.

Secured                       Michael F. Zinn ("Guarantor")
Guarantor:

Purpose                       Funding for Borrower's various business
                              investments.

Interest Rate                 Each advance under the Line of Credit shall, at
                              the option of Borrower, bear interest at a rate equal to LIBOR (based on a thirty to ninety day period) plus 1.00% or the Prime Rate minus 1.00%.
                              As used herein, Prime Rate means the rate publicly announced by the Bank from time to time as its Prime Rate and is a base rate for calculating interest on certain loans. Interest will be payable monthly, and on the basis of a 360 day year, for the actual number of days elapsed.

Availability                  Advances will be made at the sole discretion of
                              the Bank. LIBOR-based advances must be requested at least two business days in advance. Each advance request will be accompanied by a certificate signed by Michael F. Zinn, certifying that after such advance is made, Guarantor will be in compliance with the financial covenants set forth below under "Affirmative Covenants". Without limiting the discretionary nature of the Line of Credit,

Avalon Funding LLC
January 3, 2000
Page 2

                              the Bank will be in a position to consider requests for advances only if the following margin requirements are met. Borrower shall maintain at all times in the Pledged Accounts (as such term is defined below under "Security and Supporting Documents") sufficient collateral such that the aggregate principal balance outstanding ("Principal Amount") under the Line of Credit does not exceed 70% of the market value ("Collateral Value") of the collateral. Notwithstanding the foregoing, the above-referenced percentage may exceed 70%, up to 100%, in the event of a decline in Collateral Value due to changes in market conditions, provided that, whenever the Principal Amount first exceeds 80% of the Collateral Value, any excess shall be payable within sixty (60) days after the date that Principal Amount first exceeded 80%.

Credit
Documentation                 The Line of Credit  shall be  evidenced  by a Grid
                              Note substantially in the form attached hereto as Exhibit A ("Grid Note").

Maturity Each LIBOR-based advance under the Line of Credit shall be payable at the end of the interest period selected by Borrower for such advance. No LIBOR-based advance shall have a maturity date later than December 31, 2000. All Prime Rate-based advances shall be payable on the due date inscribed for such advance on the Grid Note, which due date shall not be not later than December 31, 2000.

Prepayments                   The Borrower may prepay at any time all or any
                              portion of principal advanced under the Line of Credit provided, however, in the event of prepayment of any LIBOR-based advance, Borrower shall reimburse the Bank for any loss, cost or expense which the Bank reasonably demonstrates has resulted from such prepayment.

Security and                  The Pledgor will execute a Pledge Security
Supporting                    Agreement, an Account Control Agreement and other
Agreements                    documentation required by the Bank to grant the
                              Bank a first perfected  security  interest in five
                              investment accounts in the name of Michael F. Zinn
                              (account       #670-21086-11,        670-21087-10,
                              670-21088-19,   670-21089-18   and   670-21305-16)
                              (collectively,  "Pledged  Accounts"),  managed  by
                              Salomon Smith Barney. The latter party shall be required to execute an Account Control Agreement in form and content acceptable to the Bank, recognizing the Bank's security interest.

Avalon Funding LLC
January 3, 2000
Page 3

Affirmative Covenants         The Pledgor shall maintain at all times pledged
                              liquid assets ("Liquid Assets") in an amount equal to or greater than 1.43 times the Principal Amount and a combined net worth of at least 2 times the maximum Principal Amount. As used herein, Liquid
                              Assets shall mean cash, cash equivalents and marketable securities. At least once each calendar quarter, and more often as required above under "Availability", Borrower will furnish the Bank with a certificate signed by Michael F. Zinn, certifying compliance with the above financial covenants. If, in connection with a request for an advance, the amount requested would, based on the most recent brokerage statements furnished to the Bank, cause the Principal Amount to exceed 70% of the Collateral Value, then Borrower will be required to furnish updated brokerage statements indicating availability. The Guarantor shall furnish the Bank annual personal financial statements in form acceptable to the Bank. The
                              Borrower shall furnish the Bank copies of all federal tax returns filed with the Internal
                              Revenue Service within thirty (30) days of the date such returns are filed. The Guarantor shall cause the Bank to receive copies of all monthly statements regarding the Pledged Accounts.

Negative Covenants The Borrower will not use any of the funds advanced under the Line of Credit to purchase or carry margin stock, as such term is defined in Federal Reserve Bank Regulation U.

Indemnity                     Reimbursement  The Pledgor agrees to reimburse the
                              Bank on demand with respect to any amount paid, or cost or expense incurred, by the Bank pursuant to any indemnity given by the Bank in any Account
                              Control Agreement.

The terms contained in this letter shall survive the closing of the Line of Credit. This letter is not a commitment to lend and advances under the Line of Credit are at the discretion of the Bank. Either the Bank or Avalon Funding LLC may terminate this Line of Credit with respect to future advances, at any time, upon notice to the other party. We review non-contractual Lines of Credit, such as this, at least annually upon submission of appropriate financial information. This Line of Credit is scheduled to be reviewed by December 31, 2000 and will automatically expire as of that date unless renewed or extended by us in writing.

Avalon Funding LLC
January 3, 2000
Page 4

I look forward to a long and fruitful relationship between Avalon Funding LLC (including all related parties) and HSBC Bank USA.

Sincerely,


/s/ Patrick M. Trask

Patrick M. Trask
Vice President


AGREED AND ACCEPTED

Borrower:

Avalon Funding LLC


By: /s/ Michael F. Zinn
    ---------------------------------------
    Michael F. Zinn, Majority Member

Guarantor:


By: /s/ Michael F. Zinn
    ---------------------------------------
    Michael F. Zinn

                    OPTIONAL ADVANCE TIME OR DEMAND GRID NOTE


$10,000,000.00                                           Poughkeepsie, New York

                                                         January 3, 2000

      FOR VALUE RECEIVED, Avalon Funding, LLC (the "Borrower"), promises to pay to HSBC Bank USA ("Bank") or order, on demand or when due as provided herein at its 347 Main Street Office in Poughkeepsie, New York, the aggregate unpaid principal amount of all advances made by the Bank to the Borrower from time to time (each and "Advance" and collectively the "Advances") as evidenced by the inscriptions made on the Schedule attached hereto ("Schedule"), together with interest thereon at a per annum rate as provided herein. The aggregate amount of all advances outstanding hereunder shall not at any time exceed $10,000,000.00.

As used in this Note, the following terms shall have the meanings set forth below:

      Adjusted LIBOR Rate: The LIBOR Rate plus 1.00%

      Adjusted Prime Rate: The Prime Rate minus 1.00%

      Business Day: Any day other than a Saturday, Sunday or other day on which commercial banks in London and/or Poughkeepsie are authorized or required by law to close.

      LIBOR PERIOD: A period, if available to the Bank, of not less than thirty days or more than ninety days.

      LIBOR Period Request: The written request by the Borrower to the Bank for the LIBOR Rate Advance, and including a LIBOR Period, the date of the LIBOR Rate Advance and amount.

      LIBOR Rate: Means the per annum interest rate equal to the London Interbank Offered Rate as shown on the Dow Jones & Company's Tolerate Screen, at approximately 11:00 AM (London time) two business days prior to the proposed borrowing date for deposits of United States Dollars in an amount and for a period of time comparable to the principal amount of the proposed LIBOR Rate Advance.

      LIBOR Rate Advance: Any advance bearing interest at the Adjusted LIBOR
Rate.

      Prime Rate: The rate of interest publicly announced by the Bank from time to time as its prime rate and is a base rate for calculating interest on certain loans.

      Prime Rate Advance: Any advance bearing interest at the adjusted Prime
Rate.

      Prime Rate Request: The written request by the Borrower to the Bank for a Prime Rate Advance and including the term of borrowing, date of borrowing and amount.

      Regulatory Change: After time date hereof, the introduction of any new, or any change in existing, applicable laws, rules or regulations or in the interpretation or administration thereof by any court or governmental authority charged with the interpretation or administration thereof, or compliance by Bank with any new request or directive by any such court or authority (whether or not having the force of law).

      All advances, the due date thereof, interest rates and all payments of principal made on this Note may be inscribed by the Bank on the Schedule. Each Advance shall be payable on the earlier of the due date thereof or On Demand.

      Borrower may request a Prime Rate Advance by writing in a Prime Rate Request to the Bank not later than 1:00 PM (Eastern time) on the date of the proposed Prime Rate Advance.

      Borrower may request a LIBOR Rate Advance and LIBOR Period by writing in a LIBOR Period Request to the Bank not later than 1:00 PM (Eastern time) on the date of the proposed LIBOR Rate Advance. Borrower may not select a LIBOR Period having an expiration date later than 90 days. Notwithstanding any provision herein to the contrary any LIBOR Rate Advance shall be made in a minimum amount of $100,000.00.

      The Bank may make advances to the Borrower upon written request. Each written request shall be conclusively presumed to have been made by a person authorized by the Borrower to do so, and any credit by the Bank of any advance to or for the account of the Borrower shall conclusively establish the Borrower's obligation to repay same. The Bank shall incur no liability of any kind to any party by reason of making an advance upon a written request.

      If Borrower fails to timely select an applicable LIBOR Period for calculation of a LIBOR Rate Advance, then the Advance shall bear interest at the Adjusted Prime Rate and shall be deemed to be a Prime Rate Advance.

      If by reason of any Regulatory Change, the Bank determines that, by reason of circumstances affecting the London interbank market generally, adequate and fair means do not or will not exist for determining the LIBOR Rate, (ii) by reason of any Regulatory Change, the Bank becomes restricted in the amount which it may hold of a category of liabilities which includes deposits by reference to the LIBOR Rate or a category of assets which includes loans which bear interest at a rate determined in part by reference to the LIBOR Rate, (iii) by reason of any Regulatory Change, it shall be unlawful for the Bank to maintain a LIBOR Rate Advance, or any portion thereof, bearing interest at the Adjusted LIBOR Rate, (iv) in the exclusive judgment of the Bank, deposits are not available to the Bank in the international interbank market in the requisite amounts and for the requisite durations, (v) in the exclusive judgment of the Bank, the Adjusted LIBOR Rate does not adequately reflect the cost to the Bank of making or maintaining a LIBOR Rate Advance then, in any such case, any LIBOR Rate Advance shall bear interest at the Adjusted Prime Rate. If the Bank determines that because of a change in circumstances the Adjusted LIBOR Rate is again available to the Borrower hereunder, the Bank will so advise the Borrower, and the Borrower may convert the rate of interest payable hereunder to the Adjusted LIBOR Rate at any time (provided the Adjusted LIBOR Rate is otherwise available hereunder) by making such election in accordance with, and subject to the conditions of, this Note.

      If, at any time, any Regulatory Change: (i) shall subject the Bank to any tax, duty or other charge with respect to this Note, except an income tax, based upon the charging and collecting of interest hereunder at the Adjusted LIBOR Rate, shall change the basis of taxation or payments to the Bank of the principal of or interest on this Note; (ii) shall result in the imposition, modification or deemed applicability of any reserve, special deposit or similar requirements against assets of, deposits with or for the account of, or credit extended by, the Bank; (iii) shall, because of the existence of this Note, affect the amount of capital required or expected to be maintained by the Bank, or any corporation controlling the Bank; or (iv) shall impose on the Bank or the London interbank market any other condition affecting this Note or the charging and collecting of interest hereunder at the Adjusted LIBOR Rate and the result of any of the foregoing is, in the Bank's reasonable judgment, (a) to increase the cost to the Bank of charging and collecting interest hereunder at the Adjusted LIBOR Rate, or (b) to reduce the return on the Bank's capital or the amount of any sum received or receivable by the Bank under this Note by an amount deemed by the Bank to be material, upon demand then, by the Bank, the Borrower agrees to pay to the Bank such additional amount or amounts as will compensate the Bank for such increased cost or reduction. Such payment shall be made on the first date for payment of interest hereunder following the date of the demand by the Bank and on each such payment date thereafter or shall be paid promptly on demand if the Borrower is not advised of the amount of such payment prior to any such payment date. Determinations by the Bank for purposes of this paragraph of the effect of any Regulatory Change on its costs of make or maintaining Advances bearing interest at the Adjusted LIBOR Rate and of the additional amounts required to compensate the Bank in respect thereof, shall be conclusive absent manifest error in calculation, provided that such determinations are made in good faith.

      The Borrower understands and acknowledges that in connection with LIBOR Rate Advances the Bank may enter into funding arrangements on terms and conditions which could result in substantial losses, costs and expenses to the Bank if LIBOR Rate Advances are prepaid on a date other than the expiration of the selected LIBOR period. Therefore, if there is a prepayment of any LIBOR Rate Advance on a date other than the expiration of the selected LIBOR Period for any reasons whatsoever including, but not limited to, any payments made by the Borrower because the holder of this Note has accelerated payment in accordance with the terms hereof or any other document relating to the indebtedness hereunder, then the Borrower shall pay to the Bank, as liquidated damages and not as a penalty, a fee (the "Liquidation Fee") equal to the losses (including but not limited to, lost profits of the Bank), costs and expenses of the Bank in connection with such prepayment as determined by the Bank, which payment shall be made by the Borrower to the Bank on the date on which such prepayment is made. The calculations made by the Bank to ascertain such Liquidation Fee shall be conclusive absent manifest error in calculation by the Bank, provided that such calculations are made in good faith. The Bank, upon the written request of the Borrower, shall advise the Borrower in writing of the amount of the Liquidation Fee applicable to any such prepayment.

      The Bank may elect (but shall be under no obligation) to send to the Borrower written confirmation of the due date of each Advance, but any failure to do so shall not relieve the Borrower of the obligation to repay the Advance when due. Unless the Borrower shall object to such confirmation in writing within five (5) days after receipt thereof, such confirmation shall be prima facie evidence of the facts stated therein.

      Each entry set forth on the Schedule shall be prima facie evidence of the facts so set forth, except for any such facts as to which the Bank has sent to the Borrower a written confirmation and the Borrower has timely objected as provided herein. No failure by the Bank to make, and no error by the Bank in making any inscription on the Schedule shall affect the Borrower's obligation to repay the full principal amount advanced by the Bank to or for the account of the Borrower, or the Borrower's obligation to pay interest thereon at the agreed upon rate.

      Before maturity, Prime Rate Advance shall bear interest at the Adjusted Prime Rate, LIBOR Rate Advances shall earn interest at the Adjusted LIBOR Rate.

      Any principal amount not paid when due (at maturity, by acceleration or otherwise) shall bear interest thereafter until paid in full, payable on demand, at a rate per annum equal to:

      (a) For each Prime Rate Advance at a Rate equal to Prime Rate plus 3%, and

      (b) For each LIBOR Rate Advance at the rate otherwise applicable thereto plus 3% from the time of default in payment of principal until the end of the then current LIBOR Period therefor, and thereafter at a rate equal to the Prime Rate plus 3%.

      If any payment to be made under this Note shall be stated to be due on a Saturday, Sunday or banking holiday, the Borrower will pay interest thereon at the applicable rate until the date of actual receipt of such payment by the holder of this Note.

      In no event shall the interest rate on this Note exceed the maximum rate authorized by applicable law. Any change of interest rate on this Note resulting from a change in the Bank's Prime Rate shall be effective on the date of such change. Interest on Advances will be calculated for each day at 1/360th of the applicable per annum rate, which will result in a higher effective annual rate. Accrued interest on Prime Rate Advances shall be payable monthly on the first day of each month and on the date any Prime Rate Advance is paid in full. Accrued interest on LIBOR Rate Advances shall likewise be payable on the first day of each month and on the date any LIBOR Advance is paid in full.

      Notwithstanding anything to the contrary contained herein, any holder of this Note may declare all indebtedness evidenced by this Note, not payable on demand, to be immediately due and payable whenever such holder has the right to do so under any Security Agreement or other agreement, now or hereafter in effect, pursuant to which payment of the indebtedness evidenced by this Note is secured; or, irrespective of the terms or existence of any such Security Agreement or other agreement, upon the happening of any of the following: (1) nonpayment, when due, of the principal of, or interest on, any indebtedness evidenced by this Note; (2) default by Borrower in the payment or performance of any obligation, term or condition of this Note or any agreement between Borrower and the holder hereof; (3) the filing by or against Borrower of a request or petition for liquidation, reorganization, arrangement, adjustment of debts, adjudication as a bankruptcy, relief as a debtor or other relief under the bankruptcy, insolvency or similar laws of the United States or any state or territory thereof or any foreign jurisdiction, now or hereafter in effect; (4) the making by Borrower, of any general assignment for the benefit of creditors;
(5) the appointment of a receiver or trustee for Borrower or for any assets of Borrower, including, without limitation the appointment of or taking possession by a "custodian", as defined in the Federal Bankruptcy Code; (6) the occurrence of any event described in clause (3), (4) or (5) of this paragraph with respect to any endorser, guarantor or any other party liable for, or whose assets or any interest thereon secures, payment of any indebtedness evidenced by this Note;
(7) nonpayment when due by Borrower of any indebtedness for borrowed money owing to any party other than the Bank, or the occurrence of any event which could result in acceleration of the time for payment of any such indebtedness; or (8) if the holder hereof in good faith believes that the prospect of payment of all or any part of the indebtedness evidenced by this Note is impaired.

      NOTHING CONTAINED IN THIS NOTE OR OTHERWISE IS INTENDED, NOR SHALL CONSTITUTE, ANY OBLIGATION OF THE BANK TO MAKE ANY ADVANCE.

      No failure by the holder hereof to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by such holder of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of an other right or remedy. The rights and remedies of the holder thereof as herein specified are cumulative and not exclusive of any other rights or remedies which such holder may otherwise have.

      THE BORROWER AGREES TO PAY ALL COSTS AND EXPENSES INCURRED BY THE HOLDER HEREOF IN ENFORCING THIS NOTE, INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEY'S FEES AND LEGAL EXPENSES. IF PAYMENT OF THIS NOTE IS SECURED BY COLLATERAL, THE COLLATERAL IS SPECIFIED IN THE COLLATERAL RECORDS OF THE BANK. THE BORROWER HEREBY WAIVES (I) DEMAND, PRESENTMENT FOR PAYMENT, NOTICE OF DISHONOR, PROTEST AND NOTICE OF PROTEST OF THIS NOTE, AND (II) THE RIGHT OF A JURY TRIAL. ANY NOTICE, DEMAND OR REQUEST RELATING TO ANY MATTER SET FORTH HEREIN, OTHER THAN A REQUEST FOR BORROWING, SHALL BE IN WRITING AND SHALL E DEEMED EFFECTIVE WHEN MAILED, POSTAGE PREPAID, BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ANY PARTY HERETO AT ITS ADDRESS HEREIN OR AT SUCH OTHER ADDRESS OF WHICH IT SHALL HAVE NOTIFIED THE PARTY GIVING SUCH NOTICE IN WRITING AS AFORESAID. COPIES OF ALL SUCH NOTICES, DEMANDS AND REQUESTS TO BANK SHALL BE SENT TO BANK, AT ITS ADDRESS ABOVE STATED. IN THE CASE OF THE BORROWER, ALL SUCH COPIES SHALL BE SENT TO THE BORROWER AT THE ADDRESS OF THE BORROWER AS STATED HEREIN.

      THIS NOTE, BEING DRAWN, EXECUTED AND DELIVERED IN THE STATE OF NEW YORK, WHERE ALL ADVANCES AND REPAYMENTS SHALL BE MADE, SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE UNDERSIGNED AGREES THAT ANY ACTION OR PROCEEDING TO ENFORCE OR ARISING OUT OF THIS NOTE MAY BE COMMENCED IN THE SUPREME COURT OF NEW YORK IN DUTCHESS COUNTY, OR IN THE
DISTRICT COURT OF THE UNITED STATES IN THE 9TH DISTRICT OF NEW YORK. THE UNDERSIGNED WAIVES PERSONAL SERVICE OF PROCESS AND AGREES THAT A SUMMONS AND COMPLAINT COMMENCING AN ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE PROPERLY SERVED AND SHALL CONFER PERSONAL JURISDICTION IF SERVED BY REGISTERED MAIL TO THE ADDRESS SPECIFIED ABOVE OR OTHERWISE PROVIDED BY THE LAWS OF THE STATE OF NEW YORK OR THE UNITED STATES.


                                   Avalon Funding, LLC


                                   BY: /s/ Michael F. Zinn
                                       ---------------------------------------
                                       Michael F. Zinn, Majority Member

                                                              Exhibit 17 (b)(1)


Presentation to the Special Committee of the Board of Directors of

Besicorp, Ltd.

Regarding the Fairness of the Proposed Merger of Besicorp Holdings, Ltd., Besi Acquisition Corp and Besicorp, Ltd.


September 22, 1999

JOSEPHTHAL & CO. INC.

Presentation  to  the  Special  Committee  of  the  Board  of  Directors  of
Besicorp, Ltd.
                                                          Private & Confidential
--------------------------------------------------------------------------------

We understand that Besi Acquisition Corp ("Acquisition Corp"), a wholly-owned Subsidiary of Besicorp Holdings, Ltd. ("Parent"), a company owned by Michael F. Zinn, currently the Chairman of the Board, President and Chief Executive Officer of Besicorp, Ltd. (the "Company" or "Besicorp"), Parent and the Company are considering a proposed transaction in which Acquisition Corp will merge with and into the Company (the "Merger"), subject to all of its liabilities, on or before an agreed upon date ("Effective Time") as set forth in the Agreement and Plan of Merger by and between Besicorp, Acquisition Corp and Parent (the "Merger Agreement")1. The consummation of the Merger is subject to the execution of a certificate of merger ("Certificate of Merger") between Acquisition Corp and Besicorp. As more specifically set forth in the Merger Agreement, and subject to the terms and conditions thereof, each share of common stock of Besicorp, $0.01 par value (the "Common Shares"), issued and outstanding immediately prior to the Effective Time of the Merger (other than shares of Common Shares held as treasury shares by the Company or its Subsidiaries and shares of Common Stock then owned of record by Acquisition Corp and Parent (the "Ineligible Holders")), shall be converted into the right to receive in cash an aggregate of $8.0 million divided by the sum of (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Date (other than those shares held as treasury shares by the Company) and (ii) the number of Management Restricted Shares for which substitute securities have been issued, or $58.70 per share2("Cash Merger Consideration") and the right to receive on a pro-rata basis in accordance with the provisions of the Merger Agreement (i) monies, if any, that may be released from the approximately $6.5 million March 1999 Escrow Fund established in connection with the merger involving the Company's former parent, Besicorp Group Inc., (ii) amounts received with respect to litigation claims by Besicorp from matters arising before the Effective Time, (iii) amounts received by Beta Partnership, Inc. and distributions received from Kamine Besicorp Natural Dam L.P. Inc. (other than an amount anticipated to be received by Beta from Natural Dam in November, 1999) and any other funds that are distributed as a result of remaining partnership interests in existence as of the date of the Merger Agreement, (iv) any realized funds that may be distributed to the Company as a result of outstanding hydro credits, and (v) amounts received with respect to the sale of the Company's interests, directly or indirectly (except for debt financing for development capital purposes which might have an equity carried interest in a foreign development project), in each of its non-U.S. development projects within twelve months following the Effective Time, less expenses (other than SG&A) incurred and paid towards the project within the twelve months following the Effective Time (in the aggregate, the "Deferred Payments"), collectively, the "Merger Consideration". The Zinn Family Trust (the "Trust") in which Michael F. Zinn disclaims beneficial ownership may be offered an opportunity to participate with Parent in the Merger. We have been advised that the Trust that the Trust will vote its Common Shares in favor of the Merger irrespective of whether it is a participant with Acquisition Corp in the Merger.
--------
1 Capitalized terms used herein without definitions shall have the meaning ascribed to them in the Merger Agreement.

2 Based upon 122,432 Common Shares issued and outstanding and 13,850 restricted Common Shares owned by management. We were not involved in the issuance of the restricted shares and do not opine on their value or participation in the merger.

Presentation  to  the  Special  Committee  of  the  Board  of  Directors  of
Besicorp, Ltd.
                                                          Private & Confidential
--------------------------------------------------------------------------------


         You have requested our opinion as to the fairness from a financial point of view, to the Company and its stockholders, other than the Michael F. Zinn, of the consideration to be paid by Acquisition Corp to the holders of Common Shares in the Merger (the "Fairness Opinion"). We do not perform tax, accounting, legal services or render such advice. In addition, we were not involved in the issuance of the restricted shares and do not opine on their value or participation in the merger.

         In conducting our review and analyses, and arriving at the opinion expressed herein, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us by the Company or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of this information. We have not conducted a physical inspection of Besicorp's properties or facilities, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of the related properties, facilities or business segments. We have assumed that management's financial analyses have been prepared on a good faith reasonable basis reflecting the best currently available estimates and judgments of Besicorp's management and/or financial consultants or advisors to Besicorp. Further, the Company represents and warrants the accuracy and completeness of the information it has provided.

         In evaluating the Merger and Merger Consideration, we have taken into account statements by Michael F. Zinn in his offer letter, dated June 17, 1999, and revised offer dated August 10, 1999. We understand that Michael F. Zinn: (i) will not agree to be employed by a Company in which he is not in control; (ii) is unwilling to personally guarantee any debt or debt related financing in a public company; (iii) in his capacity as a shareholder, will not approve the sale of assets to a third party and will vote against such sale, and has been advised by the Independent Special Trustee of the Zinn Family Trust that the Zinn Family Trust also opposes any sale of assets and would similarly vote against such sale to a third party; (iv) is unwilling to purchase some but less than all of the business assets of Besicorp; (v) is unwilling to continue in the employment of the Company under current conditions; and (vi) continues to hold to the beliefs and conclusions contained in the offer letter dated June 17, 1999 under the heading "Certain Factors Influencing Offeror". The Company has given the Special Committee and its advisors unrestricted access to information and employees and Michael F. Zinn has removed himself from the diligence process and has recused himself from the Special Committee process of analyzing the Merger.

         In conducting our analyses and reviewing the information provided to us by the Company, we understand and have considered the following asset categories to be included in the Company: (i) the SunWize business ("SunWize"); (ii) all outstanding projects and identified prospective projects of Besicorp Development Inc. ("BDI") and other subsidiaries of the company and SunWize; (iii) outstanding partnership interests and credits due to Besicorp which may result in cash inflows to the Company; (iv) Besicorp real estate, including the properties used in existing business operations and properties that are exogenous to existing business operations; and (v) the March 1999 Escrow Fund, established in connection with the merger involving Besicorp Group Inc. to fund the litigation costs, judgements, and/or assist in the settlement of any litigation pending against Besicorp Group Inc. and/or arising out of the Besicorp Group Inc. merger transaction consummated March 22, 1999.

         We understand the Deferred Payments are excluded from the Cash Merger Consideration and any monies received will be segregated and distributed pro rata to shareholders of record as of the Effective Time. In order to arrive at our opinion, we have reviewed the following materials and considered such financial and other factors as we deemed relevant under the circumstances, including, among others, the following: (i) certain historical financial, operating and other data that were publicly available or were furnished to us by Besicorp regarding the Merger including, but not limited to: (a) projections and cash flow analyses for SunWize prepared by management; (b) Form 10KSB and Form 10KSB/A for the period ending 3/31/99, Proxy Statement of Besicorp Group Inc. dated 3/1/99 and Information Statement dated 3/19/99; (c) Form 10Q for the period ending 6/30/99; (d) internally generated operating reports and discussions from management concerning the various business segments of Besicorp; (e) Empire Project financial model prepared by Morgan Stanley Dean Witter and Besicorp; (f) real estate appraisal and partnership interests and hydro credit valuations prepared by management with the assistance of identified third parties; (ii) various press releases regarding the development and status of the Empire Project and other projects; (iii) publicly available financial, operating and stock market data for companies engaged in businesses deemed comparable to those of the Company; (iv) merger and acquisition transactions by companies in the same or similar businesses considered to have degrees of comparability to the Merger; and (v) such other factors and information as we deemed appropriate. We have met with senior officers of the Company to discuss prospects for Besicorp's business and such matters as we believed relevant. In addition, we have reviewed the Agreement and Plan of Merger dated as of September 16, 1999.

         In conducting our analyses and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of Besicorp; (ii) the business prospects of Besicorp; (iii) the historical and current market for the Common Shares and (iv) the nature and terms of other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise this presentation based upon circumstances or events occurring after the date hereof. In that regard, we have not considered any acquisition or similar transaction to which Besicorp might become a party whether announced or not, that has not closed prior to the date hereof. This presentation is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Common Shares of Besicorp other than Michael F. Zinn in the Merger. This presentation does not address in any way Besicorp's underlying business decision to effect the Merger. We have not been involved in forming Parent, Acquisition Corp or the Merger Consideration and have not assumed any responsibility for making or obtaining an independent evaluation or appraisal of Besicorp's properties or other assets, nor do we opine on the capital requirements or availability of capital for Besicorp.

         As you know, Josephthal & Co. Inc. ("Josephthal") has been retained by Besicorp to render a Fairness Opinion and provide other financial advisory services, and will receive fees for such services. In addition, in the ordinary course of the business, Josephthal may actively trade the Common Shares for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in such securities.

         The Fairness Opinion is solely for the use of the shareholders of Besicorp (including its Board of Directors) and is not to be publicly-disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Josephthal provided that Besicorp may include the Fairness Opinion, in whole but not in part, as an annex to the Proxy Statement to be filed with the Securities and Exchange Commission and delivered to the stockholders of Besicorp. This presentation does not constitute a recommendation to any holder of Common Shares as to how any such stockholder should vote on any aspect of the Merger including the Merger Consideration, nor does the Fairness Opinion address the relative merits of the Merger, the Merger Consideration, or the decision of the Board of Directors of Besicorp to proceed with the Merger.

TABLE OF CONTENTS
--------------------------------------------------------------------------------




I.       The Merger                                                    Page  1

II.      Asset Categories                                              Page  7
            A. SunWize                                                 Page  8
            B. Besicorp Development                                    Page  18
            C. Real Estate                                             Page  32

III.     Carve Outs                                                    Page  35

IV.      Summary Valuation                                             Page  40

V.       Opinion                                                       Page  42





--------------------------------------------------------------------------------


                                   THE MERGER

--------------------------------------------------------------------------------

Introduction

         At the request of the Special Committee of the Board of Directors of Besicorp, Ltd., Josephthal prepared these materials for the sole and exclusive use of both the Special Committee and the Board of Directors in connection with issuing our opinion as to the fairness, from a financial point of view, of the proposed offer by Besi Acquisition Corp. ("Acquisition Corp"), a wholly-owned Subsidiary of Besicorp Holdings, Ltd. ("Parent"), a company controlled by Michael F. Zinn, currently the Chairman of the Board, President and Chief Executive Officer of Besicorp, Ltd. (the "Company"), Parent and the Company in which Acquisition Corp will merge with and into the Company (the "Merger"), subject to all of its liabilities, on or before an agreed upon date ("Effective Time") as set forth in the Agreement and Plan of Merger by and between Besicorp, Acquisition Corp. and Parent (the "Merger Agreement"). Specifically excluded from the Merger are (i) monies, if any, that may be released from the approximately $6.5 million March 1999 Escrow Fund established in connection with the merger involving the Company's former parent, Besicorp Group Inc., (ii) amounts received with respect to litigation claims by Besicorp from matters arising before the Effective Time, (iii) amounts received by Beta Partnership, Inc. and distributions received from Kamine Besicorp Natural Dam L.P. (other than an amount anticipated to be received by Beta from Natural Dam in November,
1999) and any other funds that are distributed as a result of remaining partnership interests in existence as of the date of the Merger Agreement., (iv) any realized funds that may be distributed to the Company as a result of outstanding hydro credits, and (v) amounts received with respect to the sale of the Company's interests, directly or indirectly (except for debt financing for development capital purposes which might have an equity carried interest in a foreign development project), in each of its non-U.S. development projects within twelve months following the Effective Time, less expenses (other than SG&A) incurred and paid towards the project within the twelve months following the Effective Time (in the aggregate, the "Deferred Payments").

         The Fairness Opinion comprises financial and other information provided to us by the Company or publicly available. We have relied solely on the information and estimates provided to us by Besicorp's management and have neither made nor obtained any independent appraisals of any properties, other assets or facilities of Besicorp.

         In determining the fairness of the Merger Consideration, we assessed the various business segments and relevant assets of Besicorp which were identified and provided to us by management. We have assumed that management's financial analyses have been prepared on a good faith reasonable basis reflecting the best currently available estimates and judgments of Besicorp's management and/or financial consultants or advisors to Besicorp.

Summary of Transaction

         Besi Acquisition Corp, a wholly-owned Subsidiary of Besicorp Holdings, Ltd., a company controlled by Michael F. Zinn, currently the Chairman of the Board, President and Chief Executive Officer of Besicorp, Ltd., Parent and the Company are considering a proposed transaction in which Acquisition Corp will merge with and into the Company, subject to all of its liabilities, on or before an agreed upon date as set forth in the Merger Agreement. As more specifically set forth in the Merger Agreement, and subject to the terms and conditions thereof, each share of common stock of Besicorp, $0.01 par value, issued and outstanding immediately prior to the Effective Time of the Merger (other than shares of Common Shares held as treasury shares by the Company or its Subsidiaries and shares of Common Stock then owned of record by Acquisition Corp and Parent), shall, by virtue of the Merger, be converted into the right to receive in cash an aggregate of $8.0 million divided by the sum of (i) the number of Common Shares outstanding immediately prior to the Effective Time and
(ii) the number of management restricted shares, or $58.70 per share1 and the right to receive on a pro-rata basis (i) monies, if any, that may be released from the approximately $6.5 million March 1999 Escrow Fund established in connection with the merger involving the Company's former parent, Besicorp Group Inc., (ii) amounts received with respect to litigation claims by Besicorp from matters arising before the Effective Time, (iii) any realized funds that may be distributed to the Company or a subsidiary as a result of remaining partnership interests, (iv) any realized funds that may be distributed to the Company as a result of outstanding hydro credits, and (v) amounts received with respect to the sale of the Company's interests, directly or indirectly (except for debt financing for development capital purposes which might have an equity carried interest in a foreign development project), in each of its non-U.S. development projects within twelve months following the Effective Time, less expenses (other than SG&A) incurred and paid towards the project within the twelve months following the Effective Time (in the aggregate, the "Deferred Payments", collectively, the "Merger Consideration"). Monies, if any, received from the Deferred Payments will be segregated and distributed pro rata to the shareholders of record as of the Effective Time. Josephthal has been retained to provide an opinion as to the fairness of the Merger Consideration.

No assurances are made or relied upon as to the amounts, if any, of any Deferred Payments which will be available for subsequent distribution to Besicorp shareholders. All shareholders of record as of the Effective Time will participate pro-rata in those


--------
         1 Based upon 122,432 Common Shares issued and outstanding and 13,850 restricted Common Shares owned by management. We were not involved in the issuance of the restricted shares and do not opine on their value or participation in the merger.

payments, if any. By virtue of the rights to receive the Deferred Payments, pro-rata, the Deferred Payments have not been analyzed from a valuation perspective in connection with our Fairness Opinion.

Offer Consideration

  We understand that:

o The Company will be unable to continue operations and that its prospects will be extinguished without a significant reorganization.
o The Company's current businesses have a history of operating losses, and it is anticipated that the Company will continue to experience operating losses in the indeterminate future in sustaining operations and pursuing opportunities for growth.
o The Company's current cash reserves are not sufficient to fund operations after November 30, 1999 without an infusion of additional capital. Attempts to reduce operating expenses further to preserve cash (other than by reducing costs through a going-private type transaction) will impair the ability of the Company to maintain operations at a viable level.
o The Company's  access to the capital markets is severely  limited.
o Michael F. Zinn has expressed unwillingness to continue in the employment of the Company under current conditions.
o Michael F. Zinn will not work at any Company in which he is not in  control.
o Michael F. Zinn, in his capacity as a shareholder, will not approve the sale of assets to a third party and will vote against such sale and has been advised by the Independent Special Trustee of the Zinn Family Trust that the Zinn Family Trust also opposes any sale of assets and would similarly vote against such sale to a third party.
o Michael F. Zinn is unwilling to purchase some but less than all of the business assets of the Company.
o Michael F. Zinn will not personally guarantee any debt or debt-related financings to any public company, including Besicorp.
o Michael F. Zinn maintains the beliefs and conclusions contained in the offer letter dated June 17, 1999 under the heading "Certain Factors Influencing Offer".
o The costs of remaining a public company outweigh the benefits in view of the Company's inaccessibility to the public equity markets.
o The Company operates in a hostile litigation environment, which has resulted and may continue to result in, significant expenses and diversion of management attention.
o There has been no trading in Besicorp, Ltd. common shares.

Asset Summary

         Besicorp specializes in (i) the development, assembly, manufacture, marketing and resale of photovoltaic products and systems and (ii) the development of power plant projects of various types, ranging from gas-fired cogeneration plants to coal-fired power plants to the development of other non-nuclear power plants.

                  In assessing the Merger, Josephthal considered, among other things, values associated with each of Besicorp's existing businesses, assets, liabilities and any other material items, including:

o        SunWize business;
o        Besicorp Development Inc. and related projects;
o        Property, land and equipment owned by Besicorp;
o Expected cash inflows from partnership interests due from previous power plant projects;
o        Anticipated cash inflows from past due hydro credit allowances;
o The March 1999 Escrow Fund, established in connection with the merger involving Besicorp Group Inc. to fund the litigation costs, judgements, and/or assist in the settlement of any litigation pending against Besicorp Group Inc. and/or arising out of the Besicorp Group Inc. merger transaction consummated March 22, 1999; and
o Any claims or judgements by Besicorp in which monies may be collected in the future.

         In our review and analyses, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us by the Company or publicly available, and have neither attempted independently to verify nor assumed responsibility for verifying any of this information. We have assumed that management's financial analyses have been prepared on a good faith reasonable basis reflecting the best currently available estimates and judgments of Besicorp's management and/or financial consultants or advisors to Besicorp. We also considered that any revenues derived from the Partnership Interests, Hydro Credits, sale or partial sale of development project interests and Escrow Fund will not be purchased by Acquisition Corp on the Merger. Rather, rights to proceeds, if any, will be retained by the shareholders and the purchase price does not reflect any value component for these items as there is no transfer of rights.

--------------------------------------------------------------------------------
                                ASSET CATEGORIES

--------------------------------------------------------------------------------

SunWize

o SunWize develops, assembles, markets and distributes photovoltaic modules, power systems and related products for a variety of applications

o SunWize develops solar power supply products for the portable computer, wireless electronics and telecommunications industries, solar power accessories for motor vehicles, electric boats and telemetry, as well as polymer encapsulation production processes for photovoltaic modules that can be integrated into other products for consumer, commercial and industrial use.

o SunWize markets and sells prepackaged solar electric power products and systems, system components, and system accessories ranging from small battery chargers, to water pumping kits, outdoor lighting, portable power generators and PV power stations.

o At March 31, 1999, approximately 143 solar energy dealers and distributors, predominantly located in North America, offered SunWize products.

o Customers for the Company's products include original equipment manufacturers, industrial and telecommunications companies, photovoltaic products dealers, governmental agencies and consumers, such as inhabitants of rural areas, individuals who engage in outdoors activities and environmentally concerned consumers.

o SunWize is a master distributor for Siemens Solar Industries, the world's leading PV manufacturer.

o Besicorp Development is in the very early stage of exploring a potential project in Gabon, Africa, which could result in equipment sales by SunWize. The Company is unable to assess the likelihood or to quantify the dollar amounts of the sale or profit margins that would be realized, if any, or project timing.

o Based upon publicly available information and financial projections furnished by management, SunWize's actual FY 1999 operating results and projected base case operating results are as follows1:


                              YEAR ENDING MARCH 31,
 --------------------------------------------------------------------------------------
  (in thoudands)

                    FY 1999        FY 2000        FY 2001        FY 2002        FY 2003
                     Actual       Projected      Projected      Projected      Projected
                    ------        ---------      ---------      ---------      ---------

Revenues           $ 5,071       $10,046        $14,550         $23,650        $33,850

Gross Margin           273         1,854          3,140         $ 6,414        $10,301

Operating Profit   $(1,655)      $  (413)           563         $ 3,025        $ 6,154


o Management has assumed an annualized 60% growth rate over the next four years, which is aggressive compared to the 20-25% projected industry growth rate by BancBoston Robertson Stephens and the 32% growth rate for Golden Genesis for the past two years.


--------
1 Financial projections prepared by management.

o Following is a breakdown of the projected free cash flows for SunWize assuming an $8.5 million equity infusion in order to maintain desired operating results1:

                            ----------------------------------------------------
($'s in thousands)                          Year Ending March 31,
                            ----------------------------------------------------
                            FY2000         FY2001         FY2002         FY2003
                            ----------------------------------------------------

EBIT                        $  (413)       $ 563          $  3,025      $ 6,154
Provision for Taxes               -          (30)           (1,000)      (2,000)
Product Development            (500)        (500)             (500)        (500)
Depreciation                     41           82               250          300
                            ----------------------------------------------------
Cash from Operations           (872)         115             1,775        3,954

Working Capital Changes        (650)        (950)           (2,500)      (3,500)

Net Cash from Operations     (1,522)        (835)             (725)         454

 Less: Capital Expenditures     300         1,000            1,000          500
 Less: Acquis./Asset Purchase     -           500            1,000            -
 Less: Prov. For Relocation   1,000           500                -            -
                            ----------------------------------------------------
Free Cash Flow              $(2,822)      $ (2,835)       $ (2,725)      $  (46)



--------
1 Projections provided by David Kulik, President of SunWize.

Photovoltaic Market

o Industry analysts estimate that solar power is an approximately $2.0 billion business today, growing at an estimated 20-25% per year1.

o The restructuring of the electric utility industry in the U.S. and Europe will prove to be a powerful catalyst in creating new opportunities for solar power1.

o The market for photovoltaic products and systems is primarily directed towards those electric power applications where access to utility power is relatively expensive, inconvenient or not available.

o As a result of the extensive capital requirements, the manufacturing side of the industry is dominated by large, multi-national oil and electronics companies, primarily Siemens Solar Industries, Solarex Corporation and BP Solar.

o The Company faces competition from a number of regional companies involved in the distribution and system integration of photovoltaic products.

o According to the Company, the Company has only one direct publicly traded competitor, Golden Genesis Company (formerly Photocomm). As of August 2, 1999, Golden Genesis traded at 1.1x last twelve months (LTM) sales. Golden Genesis is larger than the Company with LTM sales (as of March 31, 1999) of $45.1 million and net losses of $2.0 million. On August 3, 1999, Golden Genesis Company was acquired by Kyocera International, Inc. for approximately $40.0 million in equity (or $2.33 per share), and assumed debt of approximately $10.7 million, for a total transaction value of approximately $50.7 million (1.1x LTM sales).

--------
1 According to BancBoston Robertson Stephens Research, as of 6/16/99.

Following is a comparable company analysis detailing the relative valuation multiples of publicly traded comparable companies:

Solar Power Industry                                                    Selected Measures of Relative Valuation
---------------------------------------------------------------------------------------------------------------
Selected Comparable Company Analysis
(thousands, except per share figures)


                                                                                        P/E Multiples

                                                                                        --------------------------
Name                            Tkr     Stock      52 Week    Shs     Mkt Cap  Ent Val(1)  LTM(2)    F99E   F00E
                                        Price   High  -  Low
                                       9/11/99
-----------------------------  ------ ------------------------------------------------------------ ------ --------
                                                    $                    $          $        x        x       x

Golden Genesis Company          GGGO  $ 2.31(5)2.31 - 0.78  17,153    39,666    49,007      NM       NM      NM

Astropower, Inc.                APWR  $14.13  18.50 - 5.88   8,731   123,323   121,173     48.7     56.5    28.3

Energy Conversion Devices, Inc. ENER  $12.50  15.00 - 4.63  13,283   166,033   146,053      NM       NM      NM

Spire Corporation               SPIR  $ 3.50   5.69 - 2.25   3,245    11,358    12,398      NM       NM      NM



Solar Power Industry                                                                         Selected Measures of Relative Valuation
------------------------------------------------------------------------------------------------------------------------------------
Selected Comparable Company Analysis     Ent Val Multiples of               Growth and Margin Analysis
(thousands, except per share figures)    -------------------------------------------------------------
                                         REV     EBITDA(3) EBIT(4)  Rev.    Gross Margin     Operating Margin

Name                                     LTM      LTM     LTM      LFY      LFY     LTM     LFY       LTM
                                         ---------------------------------------------------------------------
                                         x        x       x

Golden Genesis Company                   1.1      NM      NM     32.0%    16.6%   16.6%   (2.6%)    (3.2%)

Astropower, Inc.                         4.3     44.0    72.8    39.5%    25.6%   26.1%    4.7%      5.9%

Energy Conversion Devices, Inc.          4.5      NM      NM      6.7%    10.4%    8.9%  (53.4%)   (40.3%)

Spire Corporation                        1.0      NM      NM    (38.5%)   20.7%   21.3%  (24.4%)   (18.4%)


                                                                       Ent Val Multiples of            Growth and Margins Analysis

                                                  P/E Multiples        REV EBITDA(3) EBIT(4) Rev.    Gross Margin   Operating Margin
                                             ---------------------     --- ------    ----    Growth  ------------   ----------------
                                                                                             ------
                       Mkt. Cap  Ent Val(1)  LTM(2)    F99E   F00E     LTM    LTM     LTM    LFY     LFY     LTM     LFY      LTM
------------------------------------------------------------------------------------------------------------------------------------
Median       $ 8.00     81,494    85,090     48.7      56.5   28.3     2.7     44.0   72.8   19.4%   18.7%   18.9%  (13.5%)  (10.8%)
Average      $ 8.11     85,095    82,158     48.7      56.5   28.3     2.7     44.0   72.8    9.9%   18.3%   18.2%  (18.9%)  (14.0%)
Minimum      $ 2.31     11,358    12,398     48.7      56.5   28.3     1.0     44.0   72.8  (38.5%)  10.4%    8.9%  (53.4%)  (40.3%)
Maximum      $14.13    166,033   146,053     48.7      56.5   28.3     4.5     44.0   72.8   39.5%   25.6%   26.1%    4.7%     5.9%
------------------------------------------------------------------------------------------------------------------------------------



Notes:
-----------------------------
1 Enterprise Value is equal to total market  capitilization  with debt added and cash removed.
2 LTM means Last Twelve months of reported data.
3 EBITDA means earnings before interest, depreciation, amortization and tax expense.
4 EBIT means earnings before interest and tax expense.
5 Golden Genesis stock price as of 8/99 (Acquired by Kyocera).
6 NM means not meaningful
7 Rev. means revenues

Source: Josephthal Research, company financial statements, First Call and Zacks.

Summary Comparable Company Analysis
------------------------------------------------------------------------------------------------------------------------------------
Solar Power Industry


Company Name                          Ticker      Description
-----------------------------------  ------------  ---------------------------------------------------------------------------------

Astropower, Inc.                      APWR       AstroPower, Inc. develops, manufactures, markets, and sells photovoltaic solar cells, modules, and panels for generating solar electric power.  The Company also manufactures and markets conventional single-crystal silicon solar cells and modules worldwide , as well as is devloping specialty  photovoltaic devices  and detectors.

Energy Conversion Devices, Inc.       ENER       Energy Conversion Devices, Inc. synthesizes new materials and develops production technology and products, mainly alternative energy and advanced information technology.  The Company holds a 93.5% interest in Ovonic Battery Company and markets its products workdwide  through alliances with companies  such as General
                                                 Motors, Canon, Inc., Matsushita Electric Industries, and Sony.

Golden Genesis Company                GGGO       Golden Genesis Company is a distributor, reseller and marketer of solar electric power systems and related products.  The Company's products utilize renewable solar electricity to deliver clean economical power to a broad range of diverse applications around the world.

Spire Corporation                     SPIR       Spire Corporation develops, manufactures, and markets photovoltaic module manufacturing equipment and optoelectronic products, as well as provides biomedical processing services.  The Company develops optoelectronic products for telecommunications, biomedical, and eletronics applications.

                                       13

I.     Comparable Company Analysis

         In determining the enterprise value for SunWize, we considered certain historical financial, operating and other data that was publicly available or was furnished to us by the Company, including, but not limited to: (a) projections and cash flow analyses for SunWize prepared by management; (b) a list of comparable companies provided by the Company; and (c) monthly management reports concerning the ongoing status of the SunWize operations. According to this data, the assumptions we have used as are follows:

o We have used Golden Genesis' multiple of 1.1x LTM sales (which is the multiple of Golden Genesis as of 8/3/99), a Golden Genesis is the only competitor that primarily assembles, markets and distributes photovoltaic products.

o It is unclear that SunWize should enjoy public multiples as it is a private company embedded in a public company.

o SunWize will not realize positive operating income until FY 2001.

o The Company will need approximately $8.5 million in equity or equity-related financing to execute its business plan for the next three fiscal years.


Based upon comparable company multiples, the following valuation for SunWize can be determined:


($'s in thousands)

FY 1999 Sales                      $  5,071
Industry Multiple                     1.1 x
Total Valuation                    $  5,578

II       Discounted Cash Flow Valuation

In determining the present value (PV) of the discounted cash flows (DCFs) of SunWize, we took into consideration the following:

|X| Financial projections provided to us by Besicorp, primarily free cash flows for FY 2000 through FY 2003;

|X| The Terminal Value was calculated as 1.1x FY 2003 revenues based upon the August 3, 1999 purchase price of Golden Genesis of 1.1x LTM revenues.

|X|      Discount rates ranging from 30-40%.

|X| According to Venture Economics Information Services, the 3-year and 5-year average annualized returns for early stage venture capital investments ending 12/31/98 were 37.7% and 33.7%, respectively1.

1  Source: Venture Economics Information Services, May 18, 1999, "Private Equity
   Returns Rebound....".

SunWize Discounted Cash Flows

($'s in thousands)


According to a discounted cash flow analysis (assuming 35% discount rate), the Enterprise Value for SunWize can be estimated at approximately $6.4 million.


                    FY2000         FY2001         FY2002         FY2003
                    ---------------------------------------------------

Free Cash Flow      $(2,822)       $(2,835)       $(2,725)      $   (46)

Terminal Value            -              -               -      $ 37,235(1)
                     -------        -------        -------        -------
Total Cash Flow     $(2,822)       $(2,835)       $(2,725)      $ 37,189


NPV of Cash Flows

               30%       $ 7,932
               35%       $ 6,443
               40%       $ 5,225


-------------------------------------------

1 The Terminal Value was calculated as 1.1x FY 2003 revenues based upon the 8/3/99 purchase price of Golden Genesis of 1.1x LTM renveues.

III      Comparable Transaction Analysis

In order to identify comparable transactions (i.e. mergers, acquisitions, sell-offs, etc.), we looked at comparable companies in the industry who had engaged in transactions over the last two years. The following transactions were identified:

o   August 1999 - Kyocera  International,  Inc.  (KII)  acquired  100% of Golden
    Genesis Company for approximately $40.0 million in equity (or $2.33 per share) and assumed debt of approximately $10.7 million, for a total transaction value of approximately $50.7 million. The transaction value represents a multiple of 1.1x Golden Genesis' LTM sales (which were approximately $45.0 million as of March 31, 1999).
o June 1999 - GPU Inc. (an electricity supplier) acquired approximately 5% of AstroPower Inc. common stock for $14.50 per share GPU also received a two-year warrant to purchase additional shares of common stock at $18.85 per share.
o August 1998 - Golden Genesis acquired Solartec in Argentina and New World Power do Brazil (financial data not available).
o July 1998 - Golden Genesis acquired Remote Power, Inc. (financial data not available).
o January 1998 - Photocomm, Inc. acquired Utility Power Group. (financial data not available).

Based upon the comparable transactions involving the purchase of Golden Genesis, the following valuation for SunWize can be determined:

($'s in thousands)

FY 1999 Sales                    $  5,071
Transaction Multiple                1.1 x
Valuation                        $  5,578

Besicorp Development Inc.

o The Company, in conjunction with one or more partners, develops independent power projects. The Company generally holds its ownership interests in the form of partnership interests, through special-purpose entities. Usually, financing for these entities is secured solely by their respective assets.

o The Company anticipates that projects are developed with partners and the Company holds its ownership interests, primarily in the form of partnership interests, through special-purpose entities formed to be the legal owners of the projects. Partnerships may also issue additional interests in projects during various stages of their development (e.g., in exchange for providing capital to the partnership).

o When development is substantially complete, the projects typically obtain construction financing which is replaced with long-term debt and/or equity financing when the construction is completed.

o To determine the value assigned to BDI, we looked at the current pipeline of projects supplied to us by the Company and analyzed the status and stage of development of each project. In order to determine the viability of each project, we relied upon the information assembled by management including, but not limited to (a) monthly management reports regarding the status of each project; (b) project summaries and assumptions; (c) numerous Memorandum of Understandings, Letters of Indications and other contractual as well as non-contractual agreements regarding various projects; and (d) other financial and informative data relating to specific products, such as (i) a financial model prepared by Morgan Stanley Dean Witter and Besicorp for the Empire Project; (ii) an expenditure budget provided to us by the Company; and (iii) other relative financial data.

o The Company has identified the following project opportunities to date and has furnished us with any and all information dealing with such projects:

-        Empire Newsprint Project (ESN);

-        Krishnapatnum Project;

-        Brazilian development projects;

-        Mexico development projects; and

-        Gabon Project.

Empire Newsprint Project

|X| The  Company and Empire  State  Newsprint  LLC  ("Empire")  have  executed a
    Memorandum of Understanding to form a joint development partnership (in which each party would have a 50% interest, subject to dilution resulting from the financing required for this project) to develop:

     |X| a newsprint recycling manufacturing plant in Ulster County, New York;

     |X| a 477- megawatt natural gas-fired cogeneration power plant adjacent to the recycling plant, which power plant would supply power to the recycling plant and would also supply power for sale to power marketers for resale into the recently deregulated power market.

|X| The Memorandum of Understanding contemplates that the Company and Empire will enter into a definitive agreement delineating their rights and responsibilities.

|X| As of June 30, 1999, Besicorp has spent approximately $150,000 in out of pocket expenses, not including internal costs which accrued to over $200,000 (which are being carried as deferred expenses). Facility start-up is expected in the 4th quarter of 2002.

|X| According to the Company's projections, the project costs are as follows:

     ESN Project Costs
     ($'s in the thousands)


                                     Cogeneration
                    Paper Mill           Plant              Joint
                    ----------       ------------           -----

EPC Cost            $ 500,000         $ 179,946             $ 679,946

Other Costs           210,259            89,165               299,424
                      -------           --------              -------
Total Costs         $ 710,259           269,111               979,370

According to the Company, the following steps have been taken towards developing the project:

o Resource Data International (RDI) has assisted Besicorp in developing wholesale power price forecasts in New York.

o The ESN joint venture signed an agreement with ENSR Corporation (ENSR) for ENSR to provide environmental consulting services to Besicorp, such as obtaining all necessary federal, state, and local environmental permits, certificates, and approvals for the construction and operation of the project. ENSR will be paid hourly fees and a transaction fee upon the closing of the project financing, if and when the financing occurs.

o Besicorp/Empire officials have been provided with assurances that a $280 million New York State tax exempt bond allocation will be available to the project over a two-to-three-year period. Additionally, the New York State Office of Recycling Market Development has awarded the project a $400,000 technical assistance grant applicable toward 1999 development costs.

o Besicorp has chosen and has signed an agreement (July 15, 1999) with Kellogg, Brown & Root, Inc. (KBR), in which KBR will be the engineering, procurement and construction contractor for the project. KBR will receive a fixed engineering services fee. In addition, KBR may invest $20 million in the project and attempt to raise approximately $30 million additionally.

o Besicorp has signed Upstate Commercial Group, Inc. as the exclusive buyer agent to acquire properties related to the project.

o Besicorp signed an agreement with Severn Trent Environmental Services (STES) in which STES will conduct a feasibility study for the Company.

o The Company has spoken with Morgan Stanley, TD Securities, and various other potential financial advisors to assist the Company in obtaining financing.


The Company believes that the following milestones still need to be achieved before construction of the project begins:

o        The partnership agreement between Besicorp and ESN must be finalized.

o        An investment banker/advisor must be engaged.

o        A legal counsel for the project must be engaged.

o        Environmental   permitting  must  be  completed  (current  timeline  is
         approximately 17 months to completion).

o        A final site and size must be chosen for the project.

o        Financing must be obtained.

o Contracts for sale of recycled newsprint and electricity must be established.

o        An operating and maintenance contractor must be selected.


Following is a summation of the projected cash flows for the Empire Project, prepared by Morgan Stanley Dean Witter and Besicorp, incorporating the following assumptions:

o Besicorp will contribute to the development of both the cogeneration plant and the paper mill.

o        Besicorp's initial investment occurred in FY 1999.

o Year 1 of operating results is assumed in 2003 (after 4-years of development).

o Besicorp and Empire Newsprint will assume 20% ownership of both the cogeneration plant & the paper mill (Besicorp's share will be 10%).

o        A 41% tax rate is assumed.

o       The financial model assumes 19% equity financing and 81% debt financing.

o The borrowing rate for debt, depending on type and maturity, has been assumed at 7% to 9.5%.

Empire Newsprint Project Projected Cash Flows

($'s in thousands)                                        Total Project Cashflow

                           Year
                           D1    D2   D3    D4     1       2        3       4       5        6       7        8        9     10
                           ---------------------------------------------------------------------------------------------------------

Power plant (after tax)     -    -     -    -    6,681  10,550   12,016  15,758  16,875   30,555  25,304   32,309   33,682   32,600
Paper Mill (after tax)      -          -    -   30,020  19,387   21,041  20,991  14,518   13,399  12,352   11,388    4,517   11,893
TOTAL CASHFLOWS             -    -     -    -   36,701  29,936   33,057  36,749  31,393   43,954  37,656   43,697   38,200   44,493



NPV of Besicorp Ownership
                                   -
                           D1      D2      D3     D4    1       2       3       4       5       6       7        8       9      10
                           ---------------------------------------------------------------------------------------------------------
Power plant (after tax)                                 668   1,055   1,202   1,576   1,687   3,055   2,530    3,231   3,368   3,260
Paper Mill (after tax)                                3,002   1,939   2,104   2,099   1,452   1,340   1,235    1,139     452   1,189
TOTAL CASHFLOWS          (3,433) (2,574)  6,566   -   3,670   2,994   3,306   3,675   3,139   4,395   3,766    4,370   3,820   4,449



                                 11       12        13       14        15       16        17        18        19       20
                                ---------------------------------------------------------------------------------------------
Power plant (after tax)         23,846    40,847   36,107    47,661   47,081    46,601    46,444    67,815   46,341    44,772
Paper Mill (after tax)          35,574    33,089   32,918    33,147   33,142    32,699    32,749    32,574   32,577    32,470
TOTAL CASHFLOWS                 59,420    73,936   69,025    80,809   80,223    79,300    79,193   100,389   78,919    77,242

NPV of Besicorp Ownership

                                 11       12        13       14        15       16        17        18        19       20
                                 --------------------------------------------------------------------------------------------
Power plant (after tax)          2,385     4,085    3,611     4,766    4,708     4,660     4,644     6,782    4,634     4,477
Paper Mill (after tax)           3,557     3,309    3,292     3,315    3,314     3,270     3,275     3,257    3,258     3,247
TOTAL CASHFLOWS                  5,942     7,394    6,903     8,081    8,022     7,930     7,919    10,039    7,892     7,724


Notes:
Assumes that Besicorp is responsible for raising development capital for the project. Besicorp expenditures equal total expenditures for the project less ESN costs.

Source: Morgan Stanley and Besicorp.

Empire Newsprint Project Summary

|X| We have assumed that development capital coming in at the early stages of the project will require 30-40% returns, which are based on the returns required by early stage venture capitalists1.

|X| No terminal value has been included as the future value of a 20-year old plant. According to the management, salvage value of the plant is small, which discounted to the present value would be immaterial.

|X| Based upon the project assumptions provided by management and the projected cash flows for the project, which were determined by Morgan Stanley along w/Besicorp, the NPV as of July 1999 (using discount rates of 30-40%) is:

($'s in thousands)

     DISCOUNT RATE            NPV (after tax)
     -------------            --------------

          30%                      3,235
          35%                      1,889
          40%                        988


|X| Using 35-40% discount rates suggests a range of values between approximately
    $1.0 million to $1.9 million.

----------------------------

1 Source: Venture Economics Information Services, May 18, 1999, "Private Equity
  Returns Rebound....".

Krishnapatnum Project

o At present, the Company has an interest in a development project (the "Krishnapatnam Project") to build a coal fired power plant near the village of Krishnapatnam, located 120 miles north of Chennai (Madras), on India's eastern coast.

o BBI Power Inc. ("BBI"), the project company developing the power plant near Krishnapatnam, is 50% owned by Besicorp and 50% owned by Chesapeake Power Investments Co. ("Chesapeake").

o Capital construction costs are currently estimated to be approximately $700 million. To date, Besicorp has contributed approximately $1,000,000 towards the project, which has been written off.

o A power purchase agreement has been entered into with respect to this project though management believes that such agreement will have to be renegotiated. Management is attempting to obtain further information regarding the status of this project from Chesapeake but Chesapeake has not responded to such requests.



The Company believes that there is little chance for the construction of the project, based on the following reasons:

o Final approval from the Indian government must be obtained. Besicorp has been waiting two years for approval and has received no positive feedback.

o The May 1998 nuclear tests conducted by India resulted in the imposition of economic sanctions by the United States, though such sanctions appear to have been waived by the United States through October 1999. The ability to obtain project financing may be adversely affected by these sanctions.

o There have been no steps towards initiating construction over the last two years. Management is attempting to obtain further information regarding the status of this project from Chesapeake but Chesapeake has not responded to such requests.

o The Company's contact and co-developer in India has been unresponsive.

Krishnapatnum Summary

Based upon the contingencies above identified by Besicorp and the limited steps taken towards development over the past two years, management believes it is unlikely that any monies will be realized on this project or that monies previously invested will be recouped.

Brazil Projects

o The Company entered into a Master Project Agreement with MPR Associates Inc., which calls for equal sharing in development fees and ownership interest in all projects developed in Brazil by such parties.

o Two potential projects in Brazil have been identified (involving natural gas and bagasse fueled co-generation facilities) (bagasse is the waste product created by a sugar mill) though such projects are in the early stages of development (i.e., no power purchase agreements have been entered into or are currently being negotiated with respect to these projects).

o Besicorp has established a local subsidiary, Beta Brasil Geracao de Energia Limitada, to develop these projects, when development is necessary.


Univalem

The project calls for a bagasse-fired cogeneration plant to be developed at Univalem sugar mill facility in Valparaiso, Sao Paulo. The plant will supply electrical and thermal energy to the sugar mill, a nearby lysine factory (Ajinomoto), and to local utilities in the surrounding region. Besicorp and MPR have set up a special purpose company (CVE) to engineer, finance, construct and operate the plant. Besicorp has contributed approximately $163,000 towards the projects.

 The Company believes that the following milestones still need to be achieved before construction of the project begins:

o Execute Energy Services Agreement ("ESA") with Ajinomoto and modify ESA with Univalem.

o Complete basic design of 45 MW bagasse plant and initiate permit applications.

o        Complete a power purchase agreement ("PPA") for sale of electricity.

o        Select EPC contractor.

o        Obtain financing.

Equipav

Besicorp is seeking to develop a bagasse-fired cogeneration plant at Equipov sugar mill, in Sao Paulo, similar to the Univalem project. Besicorp has contributed approximately $219,000 towards the projects. To date, the Company has taken minimal steps in initiating the project.

The Company believes that the following milestones still need to be achieved before construction of the project begins:

o        Complete ESA with sugar mill.

o        Complete conceptual design of bagasse plant.

o        PPA for sale of electricity must be completed.

o        Obtain environmental permits and financing.

o The moratorium on development of projects pending a better-defined energy market must be lifted.

o        Resolution of uncertainties regarding local sugar market.


Brazil Projects Summary

Based  upon  the  contingencies  and  circumstances,   management  believes  the
likelihood of realizing any revenues from its initiatives in Brazil is less than 10%.

Management concerns include:

o   Early stage nature of the project.

o Costs, timing and the site of the projects are unpredictable at this time.

o Due to the speculative nature of the Brazilian projects and significant uncertainties, management has not updated projections since April 1997. The real has been devalued significantly versus the US dollar which was assumed at parity when the projections were prepared.

o Besicorp is hopeful that the projects will have a successful outcome (if the desired results are not achieved, Besicorp will stop incurring expenses for the projects).

o According to management, the total costs which Besicorp has accrued to date for both projects is approximately $382,000.

Mexico Projects

|X| The Company is in early stage marketing efforts in Mexico and is identifying project opportunities.

|X| The Company has formed a subsidiary, Beta Mexico Inc., and has entered into relationships with Bufete and Ultra, Mexican engineering and construction companies (based on proposals jointly submitted), to identify these opportunities.

|X| Two potential plants have been identified, both of which are still in the early design stages. They are as follows:

     -        Ponderosa - a 20-40 megawatt cogeneration plant.

     -        Centauro - a 20-40 megawatt cogeneration plant.

Mexico Projects Summary

Based  upon  the  contingencies  and  circumstances,   management  believes  the
likelihood of realizing any revenues from its initiatives in Mexico is minimal.

Management concerns include:

o Costs, timing and the nature of the project are still in initiation stages.

o   Projections have not been formulated.

o Besicorp is hopeful that the projects will have a successful outcome (if the desired results are not achieved, Besicorp will stop incurring expenses for the projects).

o Besicorp has spent approximately $194,000 to date towards the two identified projects and general business development activities.

Gabon Project

We have been advised that there has been a recent change in government in Gabon. West Africa Projects Ltd. (Wespro) hopes that its contacts in Gabon survive and is trying to reach an agreement with the Government in Gabon. A feasibility study for electrification will be required and the Government has not allocated the requisite financing for such study or even authorized the commencement of the study. Besicorp has no agreement with Gabon; rather it has signed a Memorandum of Understanding with Wespro to jointly explore the possibility of developing a project in Gabon. Depending upon future events, Besicorp would then proceed to negotiate an agreement with Wespro.

o The total cost of the project is estimated at $35 million with 32% coming from a grant source. The cost includes $12 million of equipment (mostly SunWize photovoltaic-related products).

o Besicorp could receive a development fee and subcontract to SunWize the supply and installation of equipment. SunWize will profit through equipment sales and engineering fees.

o   To date, the Company has spent a negligible amount on this project.


According to the Company, the following steps have been taken towards developing the project:

o Besicorp has signed a Memorandum of Understanding with Wespro for SunWize to be the EPC for the project, of which Wespro would be the lead contractor.

o In May 1997, Besicorp received a Letter of Interest from Ex-Im Bank to finance the project (Ex-Im will provide a loan to Ministry, Mining, Energy and Petroleum, Libreville, Gasbon). The terms call for:

     -        An initial cash payment of 15% of the project cost.
     -        The Ministry of Finance being the project guarantor.

o In August 1999, Ex-Im Bank advised Besicorp that any evaluation for projects in Gabon have been indefinitely placed on hold due to Gabon being delinquent on prior loans.

The Company believes that the following milestones still need to be achieved before construction of the project begins:

o        Negotiate final contract with Wespro.

o        Conduct the feasibility study.

o        Negotiate contract with the Government of Gabon.

o        Need "Final Commitment" from Ex-Im.

o        Select project manager.


Gabon Project Summary

The project is highly speculative and uncertain as to the timing, costs and likelihood of success.

Real Estate

         Following is a list of properties owned by Besicorp and their latest appraisals according to the Company as of August 18, 1999 and information provided within the Information Statement dated 3/19/99 and Form 10KSB and amended 10KSB for the period ending 3/31/99.

o 1151 Flatbush Road: This property in Kingston, NY serves as headquarters for Besicorp, Ltd. It includes land and the 8,000 square foot headquarters, which was valued at $1,032,802 (including multiple storage facilities on the property) in March 1, 1999 (Proxy, p. 46, footnote 10). According to a professional opinion issued to Besicorp on August 18, 1999, the value of the property using an income capitalization method (including multiple storage facilities on the property) is approximately $975,000. The analysis includes the following:

     - The present configuration of the main facility is best suited for a single user and conversion to a multi-tenant space is probably not feasible in the present market.

     - Using an income capitalization method and assuming a Net Operating Income of $78,500 and a cost of capital of 12%, the market value of the main facility is approximately $650,000.

     - Included in the property is an 80 unit self-storage facility, which is assumed to be available for rental (currently, Besicorp uses 25 of the units for its own storage). However, the storage units are not used in the core operations of Besicorp.

     - Based on a Net Operating Income of $40,000 and a cost of capital of 11% (lower rate reflects less risk), the market value for the storage units, adjusted for reproduction competition, is approximately $325,000.

o To the extent that the property is arguably too large for existing and near term operations and needs, the ability to sell the property and move to smaller facilities may suggest excess value in the real estate which has not been accounted for in the valuation of other businesses. After carrying costs, transaction costs and moving expenses, management does not believe a move is warranted. However, we understand from the Company the following:

     - The Company believes that they only need approximately 6,000 square foot to run operations (which is currently accounted for within the valuation of the Company's photovoltaic and power project operations).

     - Assuming 15% transaction, moving and carrying costs, the Company would have to pay approximately $97,500 to move its corporate headquarters into a smaller 6,000 square foot location, assuming the property is sold at the full value of $650,000.

     - Based on the $650,000 value of the property using 8,000 square feet as the size of the headquarters, the imputed value of the headquarters assuming 6,000 square feet is approximately $487,500.

     - The incremental value to Besicorp to move from its current headquarters to a smaller location is as follows:



Current value of 8,000 ft2 property:                   $ 650,000

Less: Transaction, carrying and moving costs:             97,500

Less: Imputed value of 6,000 ft2 property:               487,500
-----------------------------------------------------------------------

Potential Excess Value assigned to Besicorp           $   65,000



o Cascade Drive: The Company purchased Cascade Drive Property in January 1996 for $101,106. The property, which is located in Ulster, New York, consists of 28 acres of vacant land. According to the Company, the market for real estate in this area since 1996 has not changed.

o 48 Canal Street: The Company purchased the property and building at 48 Canal Street, Ellenville, New York. The land and 52,000 square foot building were previously used to support the Company's solar thermal and photovoltaic operations. In April 1990, Jon Hoyt Realty conducted an appraisal. The value of the appraisal was $675,000. Operations of the facility have since been terminated. According to a professional opinion issued to Besicorp by Commercial Associates Realty, Inc. on August 18,1999, the value of the property has diminished since the appraisal in 1990, and is now valued at approximately $225,000. Reasons include:

-        The property is located in an extremely depressed economic market.

- Numerous similar and/or superior warehouse/industrial properties in the surrounding area have on the market for extended periods of time.

- Similar properties in the surrounding areas have sold in the $4 to $6 per square foot range.

Real Estate Summary

    The Cascade Drive and 48 Canal Street properties are not used for, or in the operation of, any of the Company's current businesses, specifically SunWize and Besicorp Development. The Company believes that some future value can be obtained from the sale or donation of either of the properties. In addition, the ability to move from the 1151 Flatbush property into a smaller facility and the sell-off the storage units could generate excess value in the real estate. In sum, the values relating to these properties are as follows:


Cascade Drive
-------------
Last Appraisal                     $   101,106

48 Canal Street
---------------
Last Appraisal                     $   225,000

1151 Flatbush Road
------------------
Excess Realizable Value            $    65,000
Storage Facilities                 $   325,000
                                       -------
     Total                         $   390,000

Total Real Estate Valuation        $   716,106

--------------------------------------------------------------------------------


                                   CARVE OUTS

--------------------------------------------------------------------------------

Partnerships Interests

                  Besicorp has developed and owned interest in operating, large-scale cogeneration facilities in the northeastern United States. Electricity generated by these plants was sold to local utilities under long-term power purchase agreements, and dependable, economical thermal energy was supplied to local industries. By July 1998, due to deregulation in the industry, all power purchase agreements were terminated, and most of the plants were sold. As a result, Besicorp is still owed partnership interests from the selling of the plants, although much of the partnership interests have been paid to date. The components of the partnership interests currently reside in Beta Partnerships Inc. (BP). The outstanding investments and related escrows according to the Company are as follows:

o Natural Dam: The partnership interests for Natural Dam are being held in an account at Summit Bank in New Jersey. The amount as of July 21, 1999 is $774,000. The Natural Dam partnership will be liquidated in fall/winter 1999 (October 1), after the site is restored to the satisfaction of the owner. After the cost associated with restoration, the amount to be distributed to Besicorp is estimated at $100,000-300,000.

o Reserve Fund: Funds were placed in an escrow in May 1999 as a reserve for potential liabilities relating to the partnership interests which have or are being liquidated. Of the current $1,028,141 in the bank, approximately $518,000 will be distributed to Besicorp, to the extent that the funds have not been disbursed to satisfy potential liabilities on or prior to May 15, 2002.

o Funds Escrow Agreement: In 1996, St. Lawrence constructed a natural gas pipeline to transport gas to Kamine/Besicorp Beaver Falls cogeneration plant. An escrow was set up to indemnify St. Lawrence against tax liability, which will be determined at the conclusion of any 1995 and 1996 audits. The current balance in escrow due to Besicorp is approximately $920,000, which will be distributed to the Company upon settlement of the audits, or June 15, 2000.

    Partnership Interests          Amount Due
    ---------------------          ----------

    Natural Dam Valuation          $  200,000 (mean of $100,000 to $300,000)

    Reserve Escrow Agreement       $  518,000

    Funds Escrow Agreement         $  920,000
                                   ----------
    Total                          $1,638,000

Hydro Credits

|X| Besicorp is owed approximately $1.0 million from contract settlements resulting from the Master Restructuring Agreement.

|X| If settlement is reached with any of the hydro companies on or before June 30, 2004, the appropriate amount will be distributed to Besicorp.

|X|  The current status of the Hydro Credits is as follows:

Hydro Credit                                Amount Due             Status
------------                                ----------             -------
Glen Park Associates                        $ 224,000              Expected to be resolved by September 1999(1)
Curtis/Palmer Hydroelectric                 $ 400,000              Currently in negotiations.
Northern Electric Power Co.                 $ 216,000              Currently in negotiations.
Fourth Branch Associates                    $  14,758              Currently in negotiations.
Kings Falls Power Association               $   5,300              Currently in negotiations.
Other                                       $ 139,942              Currently in negotiations.
------------------------------------------- ---------------------- -----------------------------------------------------------------
TOTAL                                       $1,000,000


----------------------------------
1 According to Besicorp and third parties associated with the settlements.

Escrow Residual

|X| In conjunction with the spin-off in March 1999, $6.5 million was placed in an escrow account to fund certain litigation and contingent liabilities relating to Besicorp Group Inc.

|X| Management is of the opinion that there are meritorious defenses in the various legal proceedings and that the balance in the escrow will cover any legal costs and settlements that might result from these actions.

|X| After five years, any amounts remaining in the escrow account are to be distributed to Besicorp Ltd. By virtue of the Merger, these amounts, if any, will be included in the Deferred Payments and remitted to the shareholders of Besicorp as of the Effective Time.

Future Cashflows from Development Projects

o If the Company decides to sell interests in its development projects, directly or indirectly, except for the sale of equity interests to obtain capital for the development of a non-U.S. development project, within twelve months following the Effective Date, the amount received for each project, less the expenses (other than SG&A) incurred and paid within the twelve months, will be included in the Deferred Payments and remitted to the shareholders of Besicorp as of the Effective Time.

--------------------------------------------------------------------------------


                                SUMMARY VALUATION

--------------------------------------------------------------------------------

Summary Valuation

         In our review and analyses, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us by the Company or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of this information. Based upon the identified assets of Besicorp and information provided to us by the Company, either through materials sent to Josephthal or publicly available information, we have derived the following valuation range:
--------------

BESICORP LTD.
--------------------------------------
Asset Categories


                                       Valuation
                                        ---------
                                   Base Case      High Case
                                   ---------      ---------

SunWise Business                   $  5,578       $  6,443
Besicorp Development(1)                 988          1,889
Partnership Interests                     -              -

Real Estate                             716            716
Hydro Credits                             -              -
Lease Expense Adjustment(2)            (288)          (288)
                                      -----           ----
Total Valuation of Assets          $  6,994       $  8,760
                                      =====          =====

Additional Carve Outs
---------------------
(To be ditributed to Besicorp
 Ltd. shareholders upon
 settlements)

Escrow Residual(3)                 $  6,500       $  6,500
Partnership Interest Escrow           1,638          1,638
Hydro Credits Escrow                  1,000          1,000
                                      -----          -----
Total Escrow                       $  9,138       $  9,138
range: ____________


1  Krishnapatnum,  Gabon,  Mexico and  Brazilian  projects  are not  believed by
   management  to  have  a  material  value  due  to   speculative   nature  and
   unpredictability of timing, costs and nature of projects.

2 SunWize portion of spun-off equipment lease is $8,000 per month, of which $5,000 per month has already been included in historicals and projections as depreciation expense. The remaining $3,000 per month, or $36,000 per year has been capitalized using an 8x lease expense formula, for a total value of $288,000. The lease includes manufacturing equipment, soldering machines and dispensing machines used for SunWize.

3 Opening balance of $6,500 has been reduced by costs incurred to date. The residual balance if any at the end of the escrow period cannot be determined.

--------------------------------------------------------------------------------


                                     OPINION

--------------------------------------------------------------------------------
                                       42

PRIVATE AND CONFIDENTIAL


                                                             September 22, 1999

The Board of Directors
Besicorp, Ltd.
1151 Flatbush Road
Kingston, New York 12401

Dear Board Member:


         We understand that Besi Acquisition Corp ("Acquisition Corp"), a wholly-owned Subsidiary of Besicorp Holdings, Ltd. ("Parent"), a company controlled by Michael F. Zinn, currently the Chairman of the Board, President and Chief Executive Officer of Besicorp, Ltd. (the "Company" or "Besicorp"), Parent and the Company are considering a proposed transaction in which Acquisition Corp will merge with and into the Company (the "Merger"), subject to all of its liabilities, on or before an agreed upon date ("Effective Time") as set forth in the Agreement and Plan of Merger by and between Besi Acquisition Corp and Parent (the "Merger Agreement")1. The consummation of the Merger is subject to the execution of a certificate of merger ("Certificate of Merger") between Acquisition Corp and Besicorp. As more specifically set forth in the Agreement, and subject to the terms and conditions thereof, each share of common stock of Besicorp, $0.01 par value, (the "Common Shares") issued and outstanding immediately prior to the Effective Time of the Merger (other than shares of Common Shares held as treasury shares by the Company or its Subsidiaries and shares of Common Stock then owned of record by Acquisition Corp and Parent (the "Ineligible Holders")), shall be converted into the right to receive in cash an aggregate of $8.0 million divided by the sum of (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Date (other than those shares held as treasury shares by the Company) and (ii) the number of Management Restricted Shares for which substitute securities have been issued, or $58.70 per share2 ("Cash Merger Consideration") and the right to receive on a pro-rata basis in accordance with the provisions of the Merger Agreement (i) monies, if any, that may be released from the approximately $6.5 million March 1999 Escrow Fund established in connection with the merger involving the Company's former parent, Besicorp Group Inc., (ii) amounts received with respect to litigation claims by Besicorp from matters arising before the Effective Time, (iii) amounts received by Beta Partnership, Inc. and distributions received from Kamine Besicorp Natural Dam L.P. Inc. (other than an amount anticipated to be received by Beta from Natural Dam in November, 1999) and any other funds that are distributed as a result of remaining partnership interests in existence as of the date of the Merger Agreement, (iv) any realized funds that may be distributed to the Company as a result of outstanding hydro credits, and (v) amounts received with respect to the sale of the Company's interests, directly or indirectly (except for debt financing for development capital purposes which might have an equity carried interest in a foreign development project) in each of its non-U.S. development projects within twelve months following the Effective Time, less expenses (other than SG&A) incurred and paid towards the project within the twelve months following the Effective Time (in the aggregate, the "Deferred Payments"), collectively, the "Merger Consideration". The Zinn Family Trust (the "Trust") in which Michael F. Zinn disclaims beneficial ownership may be offered an opportunity to participate with Parent in the Merger. We have been advised that the Trust will vote its Common Shares in favor of the Merger irrespective of whether it is a participant with Parent in the Merger.

1 Capitalized terms used herein without definitions shall have the meaning ascribed to them in the Merger Agreement.

2 Based upon 122,432 Common Shares issued and outstanding and 13,850 restricted Common Shares owned by management. We were not involved in the issuance of the restricted shares and do not opine on their value or participation in the merger.

         You have requested our opinion as to the fairness from a financial point of view, to the Company and its stockholders, other than the Michael F. Zinn, of the consideration to be paid by Acquisition Corp to the holders of Common Shares in the Merger (the "Fairness Opinion"). We do not perform tax, accounting, legal services or render such advice. In addition, we were not involved in the issuance of the restricted shares and do not opine on their value or participation in the merger.

         In conducting our review and analyses, and arriving at the opinion expressed herein, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us by the Company or publicly available and have neither attempted independently to verify nor assumed responsibility for verifying any of this information. We have not conducted a physical inspection of Besicorp's properties or facilities, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of the related properties, facilities or business segments. We have assumed that management's financial analyses have been prepared on a good faith reasonable basis reflecting the best currently available estimates and judgments of Besicorp's management and/or financial consultants or advisors to Besicorp. Further, the Company represents and warrants the accuracy and completeness of the information it has provided.

         In evaluating the Merger and Merger Consideration, we have taken into account statements by Michael F. Zinn in his offer letter, dated June 17, 1999, and revised offer dated August 10, 1999. We understand that Michael F. Zinn: (i) will not agree to be employed by a Company in which he is not in control; (ii) is unwilling to personally guarantee any debt or debt related financing in a public company; (iii) in his capacity as a shareholder, will not approve the sale of assets to a third party and will vote against such sale, and has been advised by the Independent Special Trustee of the Zinn Family Trust that the Zinn Family Trust also opposes any sale of assets and would similarly vote against such sale to a third party; (iv) is unwilling to purchase some but less than all of the business assets of Besicorp; (v) is unwilling to continue in the employment of the Company under current conditions; and (vi) continues to hold to the beliefs and conclusions contained in the offer letter dated June 17, 1999 under the heading "Certain Factors Influencing Offeror." The Company has given the Special Committee and its advisors unrestricted access to information and employees and the Purchaser has removed himself from the diligence process and has recused himself from the Special Committee process of analyzing the Merger.

         In conducting our analyses and reviewing the information provided to us by the Company, we understand and have considered the following asset categories to be included in the Company: (i) the SunWize business ("SunWize"); (ii) all outstanding projects and identified prospective projects of Besicorp Development Inc. ("BDI") and other subsidiaries of the Company and SunWize; (iii) outstanding partnership interests and credits due to Besicorp which may result in cash inflows to the Company; (iv) Besicorp real estate, including the properties used in existing business operations and properties that are exogenous to existing business operations; and (v) the March 1999 Escrow Fund, established in connection with the merger involving Besicorp Group Inc. to fund the litigation costs, judgements, and/or assist in the settlement of any litigation pending against Besicorp Group Inc. and/or arising out of the Besicorp Group Inc. merger transaction consummated March 22, 1999. We understand the Deferred Payments are excluded from the Cash Merger Consideration and any monies received will be segregated and distributed pro rata to shareholders of record as of the Effective Time.

         In order to arrive at our opinion, we have reviewed the following materials and considered such financial and other factors as we deemed relevant under the circumstances, including, among others, the following: (i) certain historical financial, operating and other data that were publicly available or were furnished to us by Besicorp regarding the Merger including, but not limited to: (a) projections and cash flow analyses for SunWize prepared by management;
(b) Form 10KSB and Form 10KSB/A for the period ending 3/31/99, Proxy Statement of Besicorp Group Inc. dated 3/1/99 and Information Statement dated 3/19/99; (c) Form 10Q for the period ending 6/30/99; (d) internally generated operating reports and discussions from management concerning the various business segments of Besicorp; (e) Empire Project financial model prepared by Morgan Stanley Dean Witter and Besicorp; (f) real estate appraisal and partnership interests and hydro credit valuations prepared by management with the assistance of identified third parties; (ii) various press releases regarding the development and status of the Empire Project and other projects; (iii) publicly available financial, operating and stock market data for companies engaged in businesses deemed comparable to those of the Company; (iv) merger and acquisition transactions by companies in the same or similar businesses considered to have degrees of comparability to the Merger; and (v) such other factors and information as we deemed appropriate. We have met with senior officers of the Company to discuss prospects for Besicorp's business and such matters as we believed relevant. In addiiton, we have reviewed the Agreement and Plan of Merger dated as of September 16, 1999.

         In conducting our analyses and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of Besicorp; (ii) the business prospects of Besicorp; (iii) the historical and current market for the Common Shares and (iv) the nature and terms of other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise this presentation based upon circumstances or events occurring after the date hereof. In that regard, we have not considered any acquisition or similar transaction to which Besicorp might become a party whether announced or not, that has not closed prior to the date hereof. This presentation is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Common Shares of Besicorp other than Michael F. Zinn in the Merger. This presentation does not address in any way Besicorp's underlying business decision to effect the Merger. We have not been involved in forming Parent, Acquisition Corp or the Merger Consideration and have not assumed any responsibility for making or obtaining an independent evaluation or appraisal of Besicorp's properties or other assets, nor do we opine on the capital requirements or availability of capital for Besicorp.

         As you know, Josephthal & Co. Inc. ("Josephthal") has been retained by Besicorp to render this opinion and provide other financial advisory services, and will receive fees for such services. In addition, in the ordinary course of the business, Josephthal may actively trade the Common Shares for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in such securities.

         This Fairness Opinion is solely for the use of Besicorp (including its Board of Directors) and is not to be publicly-disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Josephthal; provided, however, that Besicorp may include the Fairness Opinion in whole but not in part as an annex to the Proxy Statement to be filed with the Securities and Exchange Commission and delivered to the stockholders of Besicorp. This opinion does not constitute a recommendation to any holder of Common Shares as to how any such stockholder should vote on any aspect of the Merger, including the Merger Consideration, nor does this opinion address the relative merits of the Merger or any other transactions or business strategies discussed by the Board of Directors of Besicorp as alternatives to the Merger or the decision of the Board of Directors of Besicorp to proceed with the Merger.

         Based upon and subject to the foregoing it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration to be received by the holders of Common Shares of Besicorp (other than Michael F. Zinn) in the Merger is fair from a financial point of view.

                                                       Very truly yours,


                                                       JOSEPHTHAL & CO. INC.

                                                               Exhibit 17(b)(2)



[Letterhead of Commercial Associates Realty, Inc.]

                                                             (914)339-9100
                                                     fax     (914) 339-9526
August 18, 1999

Ms. Joyce DePietro
Besicorp Services, Inc.
1151 Flatbush Road
Kingston, NY    12401

     Re:  Besicorp Headquarters Building, Flatbush Rd., Town of Ulster, New
          York.

Dear Ms. DePietro;

Pursuant your request, this report contains my opinion of value for the above referenced property. The following opinion is based on my professional experience as an active commercial real estate broker in the Mid-Hudson region of New York and is provided for the sole use of Besicorp Services, Inc. for its internal purposes. The opinion is not intended to be an appraisal of the subject property and should not be used to secure financing or for other purposes that require licensed appraisal evaluations.

The  subject  is located in the Town of Ulster,  Ulster  County,  (Kingston  Zip
Code), New York at 1151 Flatbush Rd., (State Route 32), just off State Route 209/199. It is within one mile of the Hudson River crossing at the Kingston/Rhinecliff Bridge and approximately 4 miles from the NY State Thruway exit 19.

The greater Kingston area has a population of approximately 50,000 and is located in the Mid-Hudson region, which as a market has a population of about 500,000. The major regional shopping area, which contains over 3 million square feet, including most of the major national brands, is less than one mile from the subject.

The  neighborhood  is  primarily  residential  with some highway  business.  The
Kingston Airport, a general aviation airport contiguous with the subject, has been recently upgraded and is well utilized.

The subject site is three acres with 200 feet of frontage on State Route 32. It is mostly flat and it provides access to the Kingston Airport. It is improved with paved driveways and parking for 48 cars. The site is served by municipal sewer and has on-site wells for water supply. Central Hudson provides Gas and Electric service to the property.

The property is improved with a +/- 15,500 square foot one and one half story masonry office building. The foot print is 70' x 150', (10,500 square feet), with a second floor of approximately 5,000 square feet of useable space.

The interior is nicely finished with a good mix of open floor space and private office. The present configuration is best suited for a single user. Conversion to a multi-tenant space is probably not feasible in the present market.

Also included on the property is an 80 unit self storage facility. All units are 10' x 20' and for the purposes of this opinion, it will be assumed all are available for rental. (Currently, Besicorp uses 25 of the units for its own storage.)

I have used an income capitalization method as the primary determining factor in this opinion. Comparable sales of office buildings and self storage in the market are too old to be applicable, however, there is plenty of rental data to determine an income value for the property.

For the office building, a market analysis shows a Net Operating Income of $78,500. Capitalized at 12%, which is typical in this market, gives a value (rounded) of $650,000. (See Chart #1).

The self storage facility is valued on an income approach, however, it must be tempered by comparing reproduction cost. These facilities are relatively easy to get municipal approvals for and the cost to build is around $15.00 per square foot plus land costs. That would translate in the subject property to:

        Units:                    16,000 SqFt @ $12.00 =     $192,000
        Site Improvements:        16,000 SqFt @ $ 3.00 =     $ 48,000
                                                ----------------------
        Improvement Total:        16,000 SqFt @ $15.00 =     $240,000
        Land Cost:                 1 Acre     @$35,000 =     $ 35,000
                                                              -------
        Total Reproduction Cost:                             $275,000

Based on the income, (See Chart #2, I have used market expenses to augment the actual operating numbers for the subject, assuming an investor owns and operates the facility), the Net Operating Income of $40,000 capitalized at 11%, (lower rate reflects less risk than the office building), gives a value of $364,000, rounded. Discounting this value to adjust for the reproduction competition, my opinion of value for the self storage units is $325,000.

Sold as a whole, the fact that these two income entities are significantly different in nature must be seen as a detriment to marketing. Certainly, an investor might be interested in the self storage and not the office building or vice versa. Further, a user might want the office building and not be interested in owning and operating an investment property.

My opinion of value for the two buildings sold together is discounted to $900,000.

Please call me if you require additional information or have any questions.

Very truly yours,

/S/ Thomas A. Collins

Thomas A. Collins, CCIM
President

TAC/wen
(Without enclosures)

[Letterhead of Commercial Associates Realty, Inc.]

August 18, 1999

Ms. Joyce DePietro
Besicorp Services, Inc.
1151 Flatbush Road
Kingston, NY    12401

     Re: Besicorp warehouse/manufacturing building, 48 Canal Street, Ellenville , New York

Dear Ms. DePietro;

Pursuant your request, this report contains my opinion of value for the above referenced property. The following opinion is based on my professional experience as an active commercial real estate broker in the Mid-Hudson region of New York and is provided for the sole use of Besicorp Services, Inc. for its internal purposes. The opinion is not intended to be an appraisal of the subject property and should not be used to secure financing or for other purposes that require licensed appraisal evaluations.

The subject is located in an extremely depressed economic market. I am aware of a number of similar and/or superior warehouse/industrial properties that have been on the market for extended periods of time. Similar properties have sold in the 4 to $6 dollar per square foot range.

Based on the information provided to me by you, and my knowledge of the subject market, my opinion of value for the property is $225,000.

Please call if you have any questions

Very truly yours,

/S/ Thomas A. Collins

Thomas A. Collins, CCIM
President

TAC/wen

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Besicorp Ltd.


February 7, 2000             By:/s/ Frederic M. Zinn
                                    ----------------
                                    Frederic M. Zinn, Executive Vice President


                             Besicorp Holdings, Inc.


February 7, 2000             By:/s/ Michael F. Zinn
                                    ---------------
                                    Michael F. Zinn, President


                             Besi Acquisition Corp.


February 7, 2000             By:/s/ Michael F. Zinn
                                    ---------------
                                    Michael F. Zinn, President


                             Avalon Ventures, LLC


February 7, 2000             By:/s/ Michael F. Zinn
                                    ---------------
                                    Michael F. Zinn, President


                             Avalon Funding, LLC


February 7, 2000             By:/s/ Michael F. Zinn
                                    ---------------
                                    Michael F. Zinn, President


                                    Micahel F. Zinn
                                    --------------------------
February 7, 2000                    Michael F. Zin